As filed with the Securities and Exchange Commission on March 31, 1998

                                                    Registration No. 333-3907



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________
                               SWING-N-SLIDE CORP.
             (Exact name of registrant as specified in its charter)


            Delaware                                        36-3808989
    (State of incorporation)                             (I.R.S. Employer
                                                        Identification No.)


                               1212 Barberry Drive
                              Janesville, WI  53545
                                 (608) 755-4777
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Frederic L. Contino
                      President and Chief Executive Officer
                               SWING-N-SLIDE CORP.
                               1212 Barberry Drive
                              Janesville, WI  53545
                                 (608) 755-4777
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With a copy to:

                            Joseph P. Hildebrandt, Esq.
                                  Foley & Lardner
                              150 East Gilman Street
                                Madison, Wisconsin
                                       53703
                                  (608) 258-4232
                          ____________________________


        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
   Securities Act of 1933, check the following box.    [X]

        If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to
   Item 11(a)(1) of this Form, check the following box.    [_]

                          ____________________________

                         CALCULATION OF REGISTRATION FEE


                                                                             Proposed
                                                           Proposed         Aggregate          Amount of
          Title of Each Class of         Amount to be   Offering Price       Offering      Registration Fee
       Securities to be Registered        Registered     Per Security         Price               (1)

    10% Convertible Subordinated
    Debentures due February 15, 2004      $3,333,333         100%           $3,333,333       $1,149.43(2)

    10% Convertible Subordinated
    Debentures due February 15,
    2004(3)                                $212,395          100%            $212,395         $73.24(2)

    Common Stock, $.01 par value (4)         (5)              ---              ---                (5)


   (1) A total of $1,485.08 was previously paid as registration fee in the original filing based on a higher aggregate amount of securities to be registered of $4,306,722.00.
   (2) Based on the rate effective at the original filing of 1/29 of 1 percent of the amount to be registered.
   (3) Represents the maximum amount of Debentures that may be issued as interest under the Indenture assuming the Debentures are issued on July 1, 1998.
   (4)  Represents shares issuable upon conversion of the Debentures.
   (5) Such indeterminable number of shares of Common Stock as may be issuable upon conversion of the Debentures. No additional consideration will be received for the shares of Common Stock upon exercise of the conversion privilege and therefore no registration fee is required pursuant to Rule 457(i).

                          ____________________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   PROSPECTUS                 [INSERT COMPANY LOGO]
   April 10, 1998


                                   $3,333,333

                               SWING-N-SLIDE CORP.
        (name expected to be changed on April 28, 1998 to PlayCore, Inc.)

          10% Convertible Subordinated Debentures Due February 15, 2004


        Swing-N-Slide Corp., a Delaware corporation, is hereby offering $3,333,333 principal amount of its 10% Convertible Subordinated Debentures Due February 15, 2004 (hereinafter referred to as the "Debentures" or "Second Series Debentures"). The Debentures are being offered to record holders of Swing-N-Slide's Common Stock as of June 27, 1996 (the "Record Date") other than GreenGrass Holdings (the "Other Stockholders") on a pro rata basis (the offering of Debentures is herein referred to as the "Offering"). Each of the Other Stockholders is entitled to purchase $1.38 principal amount of Debentures for each share of Common Stock owned by such Other Stockholder as of the Record Date. As used herein, "Swing-N-Slide" refers to Swing-N-Slide Corp., "Newco" refers to Swing-N-Slide's wholly-owned subsidiary, Newco, Inc., and the "Company" refers to Swing-N-Slide and Newco together.

        The Debentures are convertible into Common Stock of Swing-N-Slide at any time prior to maturity at a conversion price of $4.70 per share, subject to adjustment under certain circumstances. Interest on the Debentures is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 1998. However, interest accruing on the Debentures through February 15, 1999 may, at the option of Swing-N-Slide, be paid in the form of additional Debentures in a principal amount equal to the accrued but unpaid interest. It is Swing-N-Slide's present intent to exercise its option to pay interest in the form of additional Debentures. Therefore, the payment of interest on October 15, 1998 will likely consist of additional Debentures in a principal amount of the interest accrued from the date of issuance through October 15, 1998, and the payment of interest on April 15, 1999 will likely consist of additional Debentures in the principal amount of the interest accrued from October 15, 1998 through February 15, 1999 together with a cash payment for interest accrued from February 15, 1999 through April 15, 1999. The aggregate principal amount of additional Debentures that may be issued in lieu of cash payment is $212,395, assuming all $3,333,333 of Debentures offered hereby are purchased and the Debentures are issued on July 1, 1998.

        Swing-N-Slide's Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "SWG." In the event that Swing-N-Slide changes its name to PlayCore, Inc., which is expected to occur on April 28, 1998, Swing-N-Slide will likely seek approval from the AMEX to change its trading symbol. Swing-N-Slide has obtained approval from the AMEX to list on the AMEX the shares of Common Stock, registered hereunder, into which Debentures may be converted. On March 20, 1998, the closing price of the Common Stock as reported on the AMEX was $3.875 per share. While Swing-N-Slide does not presently intend to apply for the listing on the AMEX or any other exchange of the Debentures, Swing-N-Slide has agreed to use its reasonable efforts to arrange for one or more firms to make a market in the Debentures, subject to an adequate amount of the Debentures being purchased by Other Stockholders to permit the development of an adequate market. There can be no assurance, however, that such a market will develop. See "Risk Factors--Market for Debentures."

        The Debentures are redeemable at any time, in whole or in part, at the option of Swing-N-Slide, at a redemption price equal to 100% of the principal amount, plus accrued but unpaid interest. Upon the occurrence of any Contingent Event (defined to include certain changes of control of Swing-N-Slide, see "Description of Debentures"), each holder of a Debenture may, subject to certain conditions, require Swing-N-Slide to repurchase, in whole or in part, such Debenture at a price equal to the principal amount of such Debenture plus accrued but unpaid interest. See "Description of Debentures."

        The Debentures are unsecured general obligations of Swing-N-Slide, subordinated in right of payment to all existing and future Senior Indebtedness (as hereafter defined). See "Description of Debentures-- Subordination." The Indenture (as hereafter defined) does not restrict the incurrence of additional indebtedness including, without limitation, Senior Indebtedness, by Swing-N-Slide or its subsidiaries. The existing Senior Indebtedness consists of debts and obligations of Swing-N-Slide arising under its guaranty of about $68,565,000 borrowed by Newco, its wholly-owned subsidiary.

        See "Risk Factors" on page 6 for a discussion of certain matters that should be considered by prospective purchasers of the Debentures offered hereby.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                               Underwriting
                                  Price        Discounts &       Proceeds
                                    to         Commissions     to Swing-N-
                                  Public           (1)          Slide (2)

    Per Debenture........          100%            ---             100%

    Total................       $3,333,333         ---          $3,333,333

        (1) The Debentures are being offered and sold directly by Swing-N-Slide, and no commissions or other remuneration will be paid to any person for soliciting purchases of the Debentures.

        (2) Before deducting expenses payable by Swing-N-Slide estimated at $75,000, including registration, trustee's fees, printing, postage, legal and accounting fees and miscellaneous expenses.

                    This Prospectus is dated April 10, 1998.

                       CERTAIN FORWARD-LOOKING STATEMENTS

        THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL POSITION, BUSINESS STRATEGY, AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. IN ADDITION, FORWARD-LOOKING STATEMENTS GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "INTEND," "ESTIMATES," "ANTICIPATE," "BELIEVE," "SHOULD," "PLANS" OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREIN OR SIMILAR TERMINOLOGY. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, OR PERSONS ACTING ON ITS BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                              AVAILABLE INFORMATION

        Swing-N-Slide is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Swing-N-Slide can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601-2511, and 13th Floor, 7 World Trade Center, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

        Swing-N-Slide's Common Stock is listed on the AMEX, and reports, proxy statements and other information concerning Swing-N-Slide can be inspected at the AMEX, 86 Trinity Place, New York, New York 10006.

        Swing-N-Slide has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Swing-N-Slide and such securities, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents of Swing-N-Slide that have been filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K"); and (b) Current Report on Form 8-K filed March 21, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 5, 1997 (the "Form 8-K"). Copies of the Form 10-K and Form 8-K are being delivered, together with this Prospectus, to each offeree hereunder.

        All documents filed by Swing-N-Slide pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Swing-N-Slide will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Richard E. Ruegger, Vice President-Finance, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, phone number
   (608) 755-4777.


                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.


                                   The Company

           The Company is a leading designer, manufacturer and marketer of consumer and commercial playground equipment. The Company's consumer playground systems are primarily sold under the brandname Swing-N-Slide/R/. The Swing-N-Slide/R/ product line is marketed through hardware and home center customers. The Swing-N-Slide/R/ do-it-yourself wooden playground equipment is a market leader in the U.S. and is sold worldwide through more than 6,000 home center, building supply and hardware stores. The Company's commercial playground systems are primarily sold under the brandname GameTime/R/. The Company's GameTime division is one of the leading manufacturers and marketers of modular and custom commercial outdoor playground equipment in the world. The GameTime division markets its playground equipment systems and components to municipalities, schools, park districts and other playground equipment users through a network of independent representatives. The mailing address of the Company's principal executive offices is Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, and its telephone number is (608) 755-4777.


                                  The Offering

    Securities Offered  . . . . .  $3,333,333 principal amount of 10%
                                   Convertible Subordinated Debentures due
                                   February 15, 2004.

    Interest Payment Dates  . . .  April 15 and October 15 of each year, commencing October 15, 1998.

    Form of Interest Payments   .  Interest will be paid in cash, except
                                   that Swing-N-Slide may, at its option,
                                   pay interest accrued through February 15, 1999 in the form of additional Debentures in a principal amount equal to the amount of interest accrued. It is Swing-N-
                                   Slide's intent to exercise this option to pay interest in the form of additional
                                   Debentures.

    Maturity  . . . . . . . . . .  February 15, 2004.

    Conversion  . . . . . . . . .  The Debentures are convertible into
                                   Swing-N-Slide's Common Stock, $.01 par
                                   value per share (the "Common Stock"),
                                   prior to maturity or redemption at a
                                   conversion price of $4.70 per share,
                                   subject to adjustment under certain
                                   conditions.
    Optional Redemption by
     Swing-N-Slide  . . . . . . .  The Debentures are redeemable at any time and from time to time at the option of
                                   Swing-N-Slide, in whole or in part, at
                                   the principal amount thereof plus accrued and unpaid interest, but without premium, upon not less than 45 nor more than 60 days, notice by mail.

    Redemption Upon Occurrence of
    Contingent Event  . . . . . .  Upon the occurrence of a Contingent
                                   Event, as hereafter defined, each holder of a Debenture may, at his option, subject to certain conditions and restrictions, require Swing-N-Slide to repurchase all or a portion of such Debenture at the principal amount thereof plus accrued but unpaid interest, without premium.


    Subordination   . . . . . . .  The Debentures are subordinated to
                                   existing and future Senior Indebtedness, currently consisting of the guaranty by Swing-N-Slide of the indebtedness of
                                   Newco.  The Debentures are general,
                                   unsecured obligations of Swing-N-Slide.
                                   The Indenture does not restrict the
                                   ability to incur additional indebtedness, including, without limitation, Senior
                                   Indebtedness, by Swing-N-Slide or its
                                   subsidiaries.

    Plan of Distribution  . . . .  Each of the Other Stockholders is
                                   entitled to purchase $1.38 of Debentures for each share of Common Stock owned by such Other Stockholder as of the Record Date. The subscription period commences on the date of this Prospectus and shall remain open until June 9, 1998 (the "Expiration Date"). Each of the Other Stockholders who wishes to purchase Debentures must submit to the
                                   Subscription Agent, by 5:00 p.m., Central daylight time, on the Expiration Date, a Subscription Agreement indicating the amount of Debentures to be purchased together with payment in full of the applicable purchase price.

    Use of Proceeds   . . . . . .  The net proceeds will be used to reduce
                                   Newco's existing bank debt.





                                  RISK FACTORS

        In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Debentures offered by this Prospectus.

   Decreasing Sales of Consumer Playground Systems

        Net sales for the Company increased by $47.6 million, or 113.7%, for the year ended December 31, 1997, to $89.5 million from $41.9 million in 1996. The reason for the increase was the growth in sales of commercial playground systems driven by the Company's acquisition of GameTime, Inc. ("GameTime") on March 13, 1997. Sales of the Company's consumer products by the Swing-N-Slide division, on the other hand, decreased $5.5 million, or 13.1%, for the year ended December 31, 1997, as compared to the same period in 1996. Among the factors which contributed to this decline in sales in the Company's consumer products were changes in timing of customer orders, including ordering closer to the retail season, and increased competition among retailers in the backyard playground equipment industry. In addition, the slide market remained highly competitive with no short-term improvement in pricing expected for the more commodity-type models. The home center industry itself also experienced a difficult year in 1997 and continues to focus on reducing retail inventories of all products, including backyard playground equipment. Each year customer programs are negotiated for the upcoming selling season. Poor weather in 1997, particularly during the critical spring selling season, also contributed to decreased sales. The Company expects the market for home playground equipment to remain highly competitive.

   Controlling Interest in the Company and the Indenture

        GreenGrass Holdings, a Delaware general partnership ("GreenGrass"), which is owned in part by certain members of the Company's management, owns approximately 68% of the outstanding Common Stock of Swing-N-Slide (or approximately 72% if GreenGrass converted all $5,853,007 principal amount of its 10% Convertible Subordinated Debentures (sometimes referred to herein as the "First Series Debentures") into Common Stock and exercised its warrant to purchase 50,000 additional shares of Common Stock) and is able to elect each member of Swing-N-Slide's Board of Directors. As a result, GreenGrass is able to control substantially all decisions made by the Company, with certain exceptions established by the Transaction Agreement (as hereafter defined). Moreover, when GreenGrass exchanges its $5,853,007 principal amount of First Series Debentures for Second Series Debentures issued under the Indenture, it will also own a minimum of approximately 64% of such Debentures upon the conclusion of this Offering assuming that all of the Debentures offered hereunder are purchased by the Other Stockholders, and can own an even greater percentage if less than all of the Debentures are purchased in this Offering. See "Background of Offering." Consequently, GreenGrass would be able to effectively control most of the decisions to be made by holders of Debentures under the Indenture. See "Description of Debentures-- Amendments and Supplements."

   Competition

        The markets for both home playground equipment and commercial park and playground equipment are highly competitive. The Company's Swing-N-Slide division faces competition from manufacturers of metal swing sets and pre-cut and custom built wood kits, and the Company's GameTime division faces competition from manufacturers of commercial playground equipment. With respect to home playground equipment, Hedstrom Corporation is a major manufacturer and marketer of metal gym sets, plastic and metal slides and accessories. Hedstrom Corporation also manufactures and sells a competing line of do-it-yourself wooden playground kits. Several other manufacturers also market kit products which are similar to the Company's consumer kits. With respect to commercial park and playground equipment, the three largest competitors of the Company's GameTime division are Miracle Recreation Equipment Co., Landscape Structures Inc. and Little Tikes Commercial PlaySystems Inc., a unit of Rubbermaid, Inc., each of which has nationwide distribution. Several of the Company's competitors in both the home playground equipment and commercial playground equipment markets have greater financial, marketing, manufacturing and distribution resources than the Company.

        The Company's Swing-N-Slide division competes on the basis of design, a complete merchandising program, quality, timeliness of delivery, service, price, packaging and brand name recognition. The Company believes that its design capabilities, complete merchandising program and reputation for on-time delivery enable it to compete effectively. The Company's reputation as a pioneer in the market has also been an important element of its successful operations. The Company's GameTime division competes on the basis of new product design and innovation, price, safety, and unique product characteristics. Although there are no significant technological or manufacturing barriers to entering into the home or commercial playground equipment business, factors such as brand recognition, the Company's established relationship with its home center and building supply retailers, its quality assurance program and its GameTime sales representative organization may discourage new competitors from entering the business. There can be no assurance, however, that the Company will be able to maintain all of its competitive advantages and other companies in the industry may succeed in acquiring market share at the expense of the Company.

   Reliance on Certain Customers

        During 1997, there were no sales by the Company to any one customer that exceeded 10% of total net sales. However, product sales of the Company were highly concentrated prior to the acquisition of GameTime.
   One customer, Lowe's, accounted for 16% and 22% of the Company's net sales during 1995 and 1996, respectively. Sales to another customer, Menard's, were 11% and 16% of the Company's net sales in 1995 and 1996, respectively. Product sales of the Company's GameTime division are more diverse, with no single customer accounting for more than 2% of its net sales in 1997. While in the past, the loss of significant customers, such as Lowe's or Menard's, or a significant decline in the amount of business from such customers, could have a material adverse effect on the Company, after the acquisition of GameTime, the Company does not believe that presently the loss of any one customer of the Company would have a material adverse effect on the Company.

   Seasonality

        The sales pattern for home playground equipment produced by the Company's Swing-N-Slide division is highly seasonal, and the bulk of the division's sales take place during the spring and early summer months, the peak selling season. Historically, about 70% of the net sales of the Swing-N-Slide division occurs between January 1 and June 30. Unseasonably cool or rainy weather during the spring and early summer months adversely affects the division's ability to make sales during this peak selling season. Sales that are not completed during this season are generally not recovered later in the year. During the first half of 1997, the Swing-N-Slide division's sales volume suffered, partially as the result of poor weather, resulting in decreased sales for the division in 1997. See "Risk Factors - Decreasing Sales of Swing-N-Slide Division."

        In contrast, the sales pattern for commercial park and playground equipment produced by the Company's GameTime division is subject to somewhat less seasonality. Revenues generally peak between June and August and reach lows in January and February. After the acquisition of GameTime, the Company's sales are now concentrated in the period from April 1 through September 30. For the year ended December 31, 1997, approximately 67% of the Company's net sales occurred between April 1 and September 30.

   Reliance on Expansion and Acquisitions Beyond Historical Core Product
   Group

        The Company intends to pursue an aggressive growth strategy, the success of which will depend in part upon its ability to successfully expand beyond its historical core product group of do-it-yourself wooden swing set and climbing unit kits for the backyard. The Company has embarked upon a strategy to become one of the largest manufacturers and marketers of large scale play equipment for all environments, including
   (1) commercial products of indoor and outdoor use in several venues,
   (2) consumer playground equipment that includes pre-cut wood and other materials, (3) new product categories that can be marketed through existing retailers, and (4) expanding international markets. As part of its growth strategy, the Company acquired GameTime on March 13, 1997, and intends to pursue acquisitions of other companies as appropriate.

        The Company has incurred and may incur further significant costs and indebtedness (including, without limitation, indebtedness senior to the Debentures) in connection with carrying out this strategy. There can be no assurance that the Company will achieve its planned expansion goals, manage its growth effectively, or continue to operate its historical core business profitably. The failure of the Company to achieve its expansion goals on a timely basis, manage its growth effectively or continue to operate its historical core business profitably would have a material adverse effect on the Company's business, financial condition and results of operation.

   Price Volatility of Lumber and Resin

        Since assembly of the Company's do-it-yourself kits requires lumber, retail prices of the complete kit package with lumber vary with the price of lumber. Lumber prices have shown volatility over the past few years. A substantial increase in lumber prices could cause the Company's wood-related products to have less market acceptance or result in significant price erosion which will have a material adverse effect on the Company's profitability. In addition, because almost all of the Company's Swing-N-Slide division sales are made to retailers which appeal to do-it-yourself consumers, changes in economic activity which impact such retailers may also have an impact on the Company's sales.

        Costs of polyethylene resin, a key component in the sheet plastic which represents approximately 70% of the cost of producing a slide, have increased substantially in recent years due to severe resin industry capacity constraints and increased demand. These increased costs have adversely affected the Company's margins since the Company has not been able to pass such price increases on to its customers. While the Company has responded by improving the efficiency of its processes and by redesigning its products to reduce the amount of resin in its plastic products, there can be no assurance that market prices of polyethylene resin and sheet plastic will not continue to have an adverse affect on the Company's margins.

   Backlog

        The Company's Swing-N-Slide division does not generally have a meaningful backlog of orders, and the division's backlog as of any given date is not a meaningful measure because, even during peak periods, orders will generally be filled three business days from receipt of the order. The Company's GameTime division has a normal backlog of four to six weeks that typically approximates 10-15% of the division's annual net sales.
   The amount of backlog existent in the Company as a whole at any one time normally does not exceed 10% of the Company's annual sales.

   Dependence Upon Key Personnel

        The Company is highly dependent upon the efforts and abilities of its senior management team. The loss of the services of all or part of the Company's senior management team, could, if competent replacements for such individuals were not located, have a material adverse effect on the Company's business, financial condition or results of operations. The future success of the Company will depend to a significant degree upon the efforts and abilities of Frederic L. Contino, the Company's President and Chief Executive Officer, and the other members of the senior management team.

   Year 2000

        Certain of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, such older computer programs could misinterpret a date using "00" as the year 1900 rather than the year 2000. The computer software of the Swing-N-Slide division has been updated to address Year 2000 issues. The GameTime division is in the process of updating its computer software and is expected to complete the updating process by the end of 1998. There is no assurance, however, that the Company will be successful in addressing all Year 2000 issues or that the Year 2000 issues will not cause problems for the Company or its suppliers or customers.

   Declining Stock Price

        Swing-N-Slide's stock has been traded on the AMEX since August 10, 1995, under the symbol "SWG." From July 6, 1995 to August 9, 1995, the stock was traded on the over-the-counter market and prior to July 6, 1995, the stock was traded on the NASDAQ National Market System. Set forth below for the calendar quarters indicated are the high and low closing prices:

                   1994                   1995                 1996                  1997                   1998
               high    low           high      low        high      low          high     low         high       low

    Q1        13        9 1/2       8 7/8      3 3/4     5 9/16     3 1/2      5 1/2       3 1/8      4 3/8*     3 3/8*
    Q2        11        9 1/2       5 1/4      3 1/4     4 1/8      3 7/16     4 3/8       3 9/16     N/A        N/A
    Q3        10 1/4    8 1/4       4 13/16    3 5/8     3 1/2      2 1/2      4 15/16     3 3/4      N/A        N/A
    Q4        9 1/2     7 3/4       4 15/16    3 1/2     3 3/8      2 5/8      4 3/4       3 3/4      N/A        N/A

    *Through March 20, 1998.


        The per share price of Swing-N-Slide's stock has declined significantly since its 1994 level, and there can be no assurance that this decline will be significantly reversed at any time in the foreseeable future.

   Holding Company Structure; Subordination

        The Debentures are a direct obligation of Swing-N-Slide, which derives substantially all of its revenues from the operations of its wholly-owned subsidiary, Newco. The ability of Swing-N-Slide to make interest payments on or redeem the Debentures and to pay dividends, if any, on the Common Stock will be primarily dependent on receipt of dividends or other distributions from Newco. Payment of dividends from Newco to Swing-N-Slide and the payment of any interest on or repayment of any principal of any loans or advances made by Swing-N-Slide to Newco are subject to statutory and contractual restrictions and are contingent upon the earnings of Newco.

        In particular, Newco is subject to a number of restrictions contained in the Credit Agreement, dated as of March 13, 1997, among Newco, Swing-N-Slide, certain lenders and Fleet National Bank, both in its capacity as a lender and in its capacity as agent for itself and the other lenders (the "Credit Agreement"). Under the terms of the Credit Agreement, Newco obtained debt financing in the aggregate amount of $69.5 million, of which $20.0 million comprised a senior secured revolving credit facility, $45.0 million comprised a senior secured Term Loan A facility, and $4.5 million comprised a senior secured Term Loan B facility. The Credit Agreement restricts Newco's ability to incur additional indebtedness, pay cash dividends or make other distributions, issue capital stock, and sell assets and requires Newco to maintain certain financial ratios. In addition, the Credit Agreement requires that certain prepayments with respect to the Term Loan A facility and Term Loan B facility be made quarterly. The Credit Agreement also restricts Swing-N-Slide's activities, and provides that Swing-N-Slide and Newco shall not substantially engage in any business other than children's consumer and commercial indoor and outdoor play products, new products that utilize their metal fabrication or plastic forming core competencies, or substantially similar products that may be sold through home centers, mass merchants or commercial and industrial trade classes. As of December 31, 1997, the aggregate amount owed under the Credit Agreement was approximately $54,065,000.

        In addition, Newco is subject to a number of restrictions contained in the Securities Purchase Agreements dated as of March 13, 1997, among Newco, Swing-N-Slide and Massachusetts Mutual Life Insurance Company ("MassMutual") and certain of its affiliates (collectively, the "MassMutual Agreements"). Under the terms of the MassMutual Agreements, Newco obtained $12.5 million of debt financing from MassMutual and its affiliates by issuing its 12% Senior Subordinated Notes due 2005 (the "MassMutual Notes"). As part of such debt financing, MassMutual and its affiliates has received warrants (the "MassMutual Warrants") to purchase up to an aggregate of 618,937 shares of Swing-N-Slide's Common Stock (subject to adjustment) at an exercise price of $.001 per share. The MassMutual Agreements require Newco to maintain certain financial ratios and to make certain prepayments of the principal amount of the MassMutual Notes commencing in September, 2002. Further, the MassMutual Agreements restrict Newco's ability to incur additional indebtedness, create or incur liens, pay cash dividends or make other distributions, issue capital stock, sell assets, and enter into certain other transactions. As of December 31, 1997, the aggregate principal amount owed under the MassMutual Notes was $12,500,000.

        The Debentures are subordinated in right of payment to current and future Senior Indebtedness, including currently the guaranty of Swing-N-Slide of the indebtedness of Newco under the Company's (and Newco's) credit agreements, including the Credit Agreement and the MassMutual Agreements, and Newco's unsecured 10% Subordinated Notes due March 2005 in the principal amount of $2,000,000 (the "GameTime Purchase Notes"). See "Risk Factors--Substantial Indebtedness." The GameTime Purchase Notes were issued by Newco to former shareholders of GameTime as partial payment for Newco's acquisition of GameTime in March 1997. By reason of such subordination, and in the event of an insolvency, liquidation or other reorganization of Swing-N-Slide, such indebtedness must be paid in full before the principal of, and interest on, Debentures may be paid. See "Description of Debentures." In addition, because all of Swing-N-Slide's operations are conducted through Newco, claims of the creditors of Newco will have priority with respect to the assets and earnings of Newco over the claims of the creditors of Swing-N-Slide, including holders of the Debentures, even though such obligations may not otherwise constitute senior indebtedness (except to the extent Swing-N-Slide is itself recognized as a creditor of Newco or such other creditors have agreed to subordinate their claims to the payment of the Debentures).

        The Debentures are not secured by any of the assets of Swing-N-Slide or Newco. The obligations of Newco under the Credit Agreement are secured by pledges of substantially all of its assets. In addition, Swing-N-Slide has pledged its stock in Newco as security for its guaranty of Newco's obligations under the Credit Agreement and related documents.

        Although Swing-N-Slide believes that distributions and dividends from Newco permitted under the Credit Agreement and the MassMutual Agreements would be sufficient to pay interest on the Debentures as well as to meet the Company's other obligations, there can be no assurance that such distributions and dividends, if any, will be sufficient.

   Substantial Indebtedness

        The Company has indebtedness that is substantial in relation to its stockholders' equity. See "Capitalization." The Credit Agreement imposes significant operating and financial restrictions on the Company. See "Risk Factors--Holding Company Structure; Subordination." Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financing or otherwise may restrict corporate activities.

        The Indenture permits the Company to incur additional Senior Indebtedness. Moreover, the Indenture does not restrict the Company's ability to incur indebtedness other than "Senior Indebtedness" as such term is defined herein, including additional indebtedness senior to the Debentures, and the Company expects to borrow funds and create such additional indebtedness as it deems necessary or desirable. No assurance can be given, however, that the Company will be able to obtain such additional borrowed funds. See "Risk Factors--Reliance on Expansion and Acquisitions Beyond Historical Core Product Group."

        The Company's high degree of leverage could have important consequences to the holders of the Debentures, including the following:
   (1) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, and other purposes may be impaired in the future; (2) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (3) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions; (4) the Company's indebtedness could make it more vulnerable in the event of a downturn in general economic conditions or its business; and (5) the Company's indebtedness could result in the inability of the Company to make its interest and principal payments on the Debentures when due.

   Funding of Repurchase Obligations; Absence of a Sinking Fund

        There is no sinking fund with respect to the Debentures, and at maturity, the entire outstanding principal amount thereof will become due and payable by Swing-N-Slide. Also, upon the occurrence of certain events, Swing-N-Slide may be required to repurchase all or a portion of the outstanding Debentures. See "Description of Debentures--Repurchase of Debentures Upon Occurrence of Contingent Event." The sources of funds for any such payment at maturity or earlier repurchase will be Swing-N-Slide's available cash, the current source of which is dividends and other payments by Newco to Swing-N-Slide, which payments are subject to a number of restrictions. There can be no assurance that sufficient funds will be available at the time of such event to pay amounts owed under the Debentures or to make any required repurchase or that Swing-N-Slide's ability to access such sources will not be prohibited or restricted by its or Newco's obligations under the Credit Agreement, the MassMutual Agreements, or its or Newco's obligations to other creditors. See "Description of Debentures," "Risk Factors--Holding Company Structure; Subordination" and "Risk Factors--Substantial Indebtedness."

   Stockholders' Suit

        Swing-N-Slide has been named as a defendant in a class action pending in the Court of Chancery of the State of Delaware, New Castle County (the "Court") entitled Robert Barbieri v. Swing-N-Slide Corp., Thomas R. Baer, Richard G. Mueller, Andrew W. Code, James M. Dodson, Peter M. Gotsch, Terence S. Malone, Henry B. Pearsall and Brian P. Simmons, GreenGrass Holdings and GreenGrass Management, LLC, Case No. 14239, filed April 14, 1995 (the "Civil Action"). The complaint alleges that Swing-N-Slide's tender offer for 3.6 million of outstanding shares of the Company's Common Stock, which was completed in January 1995, was the result of a deceptive and manipulative plan on the part of the individual defendants to enrich themselves. The plaintiffs also challenge on similar grounds the purchase by GreenGrass of (1) approximately 3.5 million shares of Common Stock pursuant to a tender offer completed in February 1996, and (2) certain securities (the "GreenGrass Transactions"). As to the first allegation, the plaintiffs were granted certification of the two classes of stockholders consisting of all stockholders other than the defendants at November 14, 1994 (the "Self Tender Offer Class") or at March 15, 1995 (the "Proxy Statement Class"). As to the second allegation, the plaintiffs were granted certification of a class consisting of all stockholders other than the defendants as of January 10, 1996 (the "GreenGrass Tender Offer Class", and together with the Self Tender Offer Class and the Proxy Statement Class, the "Classes"). On February 12, 1996, the parties entered into a Stipulation and Order (the "Stipulation and Order"), which the Court entered on February 13, 1996, under which the plaintiffs agreed not to seek injunctive relief with respect to GreenGrass Transactions, and Swing-N-Slide, GreenGrass and GreenGrass Management, LLC agreed to amend certain terms of the GreenGrass Transactions. See "Background of Offering."

        On December 31, 1997, counsel for the plaintiffs and counsel for the Company, GreenGrass Holdings and GreenGrass Management, LLC executed a Memorandum of Understanding (the "MOU") and tentatively agreed to a settlement of the Civil Action. The MOU contemplates preparation and execution by the parties of formal settlement documents, including a Stipulation of Settlement (the "Stipulation of Settlement"), pursuant to which (1) all claims of the Classes against all the defendants (including Swing-N-Slide) in the Civil Action will be settled, released and dismissed with prejudice, subject to the approval of the Court; (2) Swing-N-Slide will pay on behalf of all the defendants a total of $700,000 (the "Settlement Proceeds"), of which $575,000 will be paid by its insurance carrier, to be disbursed upon final Court approval of the settlement (up to $175,000 of the Settlement Proceeds may be used to pay reasonable attorneys' fees, expenses and costs of plaintiffs' counsel); and (3) the Company will file with the Commission, no later than March 31, 1998, a registration statement for the offer and sale of the Debentures pro rata to stockholders (other than GreenGrass) of record on June 27, 1996. See "Background of Offering." This Prospectus and the Offering of the Debentures pursuant hereto is in fulfillment of the Stipulation of Settlement. Although the Company does not believe the results of the suit or the settlement will have a material adverse effect on the financial condition or results of operations of the Company, there can be no assurance that other stockholder suits will not arise and that the resolution of such other suits, if any, will not have a material adverse effect on the financial condition or results of operations of the Company.

   Product Liability Claims

        Due to the nature of its business, the Company, at any particular time, is subject to a number of product liability claims for personal injuries allegedly related to its products. The Company has to date been successful in defending or settling such claims. Thus far, no such claims have resulted in any material payments on account of defending or settling such claims. The Company's products are designed to meet the applicable safety guidelines of the American Society for Testing and Materials. However, sales of the Company's products have increased and several of the Company's products are new and, therefore, the claims experience of such products cannot be predicted. Although the Company maintains product liability insurance at coverage levels which it believes are adequate, there can be no assurance that the Company will not incur substantial liability for product liability claims or that insurance will provide adequate coverage against such liability.

   Environmental Matters

        The Company is subject to the environmental laws and regulations of the United States, the State of Wisconsin, and the State of Alabama as well as local ordinances. The Company has established procedures for maintaining environmental law compliance, including procedures for the disposal of limited quantities of hazardous waste, with the United States Environmental Protection Agency ("EPA") licensed haulers and recyclers. The Company also incurs ongoing costs monitoring compliance with environmental laws and in connection with disposal of waste materials. Environmental laws imposed by the EPA and state officials nationwide are becoming more stringent and may result in higher costs for the Company and its competitors. While liabilities for environmental compliance and waste disposal have not been material to the Company in the past, there can be no assurance that the Company will not incur substantial liability with respect to environmental law compliance in the future.

   Market for the Debentures

        There is currently no public trading market for the Debentures. The Company does not intend to apply for a listing of the Debentures on the AMEX or any other exchange; however, the Company has agreed to use its reasonable efforts to arrange for one or more firms to make a market in the Debentures, subject to an adequate amount of the Debentures being purchased by Other Stockholders to permit the development of an adequate market.

          In part because of the small amount of Debentures which may be held by the public and because the Company does not know of any brokerage firms that are making an active market in the Company's Common Stock, there can be no assurance that any market for the Debentures will develop in the future or that the holders of the Debentures will be able to sell their Debentures or that there will be an adequate price at which such holders may be able to sell their Debentures. If a market were to develop, the Debentures could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results, the market price of Swing-N-Slide's Common Stock, and the market for similar convertible debentures. There can be no assurance as to the liquidity of any trading market for the Debentures or that an active public market for the Debentures will develop. Investors may have to convert their Debentures into shares of Swing-N-Slide's Common Stock in order to dispose of their Debentures.

        The Common Stock of Swing-N-Slide is listed on the AMEX. The market price of the Common Stock has over the past four years been significantly lower than the market price in 1994, and there can be no assurance that the price will improve. See "Risk Factors -- Declining Stock Price."

   No Dividends

        There have been no dividends paid to stockholders since the inception of Swing-N-Slide in January, 1992. The Credit Agreement and the MassMutual Agreements restrict the ability of Newco, Swing-N-Slide's operating subsidiary, to pay dividends to Swing-N-Slide. Swing-N-Slide does not currently intend to pay dividends on its Common Stock.

   Possible Dilution of Ownership Interest

        There are 7,908,964 shares of Swing-N-Slide's Common Stock presently outstanding. Swing-N-Slide has reserved a substantial number of shares of Common Stock for future issuances for various purposes, as discussed below.

        The Debentures may be converted into shares of Common Stock at a rate of $4.70 for each share, subject to adjustment, and, to the extent a holder of a Debenture converts his or her Debenture into Common Stock, such holder will be entitled to vote on all matters presented to the stockholders. Accordingly, stockholders who do not elect to purchase their pro rata portion of the Debentures in full may realize a dilution in their voting rights in Swing-N-Slide and percentage interests in future net earnings, if any, of the Company. Although GreenGrass is not purchasing Debentures in this Offering (see "Background of Offering"), the $5,853,007 aggregate principal amount of First Series Debentures already issued to GreenGrass may be converted into an additional 1,219,376 shares of Common Stock at a conversion price of $4.80 a share. When GreenGrass exchanges its First Series Debentures for Second Series Debentures issued under the Indenture, its conversion price will continue to be $4.80 per share even though the conversion price applicable to the Second Series Debentures offered hereby is $4.70 per share. See "Background of Offering" and "Risk Factors--Controlling Interest in the Company and the Indenture."

        In addition to the conversion of Debentures issued under this Offering, stockholders may realize a dilution in their voting rights in Swing-N-Slide and percentage interests in future net earnings, if any, of the Company as a result of: (i) the issuance to GreenGrass of up to 50,000 shares underlying a warrant held by GreenGrass; (ii) the issuance to MassMutual and certain of its affiliates of up to 618,937 shares (subject to further adjustment) underlying warrants held by such entities;
   (iii) the issuance to GreenGrass of up to 1,219,376 shares in the event of conversion of its $5,853,007 aggregate principal amount of First Series Debentures and up to 170,289 shares in the event of conversion of $817,388 principal amount of interest Debentures hereafter payable to GreenGrass;
   (iv) the issuance to two former members of GreenGrass Management, LLC (together with GreenGrass, the "First Series Debentures Holders"), one of the general partners of GreenGrass Holdings, of an aggregate of up to 3,249 shares in the event of conversion of their $15,595 aggregate principal amount of First Series Debentures held by them, and up to 453 shares in the event of conversion of $2,178 aggregate principal amount of interest Debentures hereafter payable to them; (v) the issuance to holders of Second Series Debentures of up to 709,219 shares in the event of conversion of $3,333,333 principal amount of Second Series Debentures, and up to 45,190 shares in the event of conversion of $212,395 principal amount of interest Debentures payable thereon (assuming a July 1, 1998 issuance of $3,333,333 principal amount of Second Series Debentures); (vi) the issuance of up to 361,207 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1992 Stock Program; (vii) the issuance of up to 1,038,000 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1996 Incentive Stock Plan;
   (viii) the issuance of up to 162,000 shares issuable upon the exercise of stock options which may be granted in the future under the Swing-N-Slide Corp. 1996 Incentive Stock Plan; (ix) the issuance of up to 25,000 shares upon the exercise of options granted to the Company's new President and Chief Executive Officer, Frederic L. Contino, under his employment agreement (which are in addition to the options granted to Mr. Contino under the Swing-N-Slide Corp. 1996 Incentive Stock Plan); and (x) the issuance of shares as part of any future acquisitions in connection with the pursuit of the Company's aggressive growth strategy. See "Capitalization," "Background of Offering" and "Risk Factors -- Reliance on Expansion and Acquisitions Beyond Historical Core Product Group."


                       RATIO OF EARNINGS TO FIXED CHARGES

                                   Year Ended December 31

                            1993      1994      1995      1996      1997
   Ratio of earnings
   to fixed charges
   of the Company 1         11.40     14.54     2.46      1.67      1.40

        1In the ratio of earnings to fixed charges of the Company, earnings is computed by adding fixed charges to income (loss) before income taxes and extraordinary item, and fixed charges is calculated as the sum of interest expense, amortization of deferred financing costs, and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest factor of the rent.

                               RECENT DEVELOPMENTS

   Completion of Rights Offering

        In order to finance in part the acquisition of GameTime, Swing-N-Slide entered into an Investment Agreement on March 13, 1997 with GreenGrass (the "Investment Agreement") pursuant to which Swing-N-Slide sold to GreenGrass 1,245,331 shares of its Common Stock for an aggregate purchase price of $5,000,000, or a per share purchase price of $4.015, and sold its Junior Subordinated Bridge Note in the principal amount of $2,500,000 (the "Bridge Note"), due not later than December 31, 1997 (subject to prepayment under certain circumstances), bearing interest at a rate of 13.5% per annum, and accompanied by a ten-year warrant to purchase 50,000 shares of Common Stock, at a per share purchase price of $4.015.

        To give its stockholders, other than GreenGrass, the opportunity to mitigate the dilutive effect of the purchase by GreenGrass of Common Stock pursuant to the Investment Agreement, Swing-N-Slide in the fall of 1997 offered, pursuant to a Registration Statement on Form S-2, to each stockholder of Swing-N-Slide other than GreenGrass the right to purchase up to his, her or its pro rata share of 622,665 shares of Common Stock at a price of $4.015 per share. Any of the 622,665 shares not purchased by the other stockholders were purchased by GreenGrass, which was contractually obligated to purchase such shares under the Investment Agreement. At the close of the offering in December 1997, 134,283 shares were purchased by stockholders other than GreenGrass, and the remaining 488,382 shares were purchased by GreenGrass. The proceeds received by Swing-N-Slide from sale of such shares were used to pay in full the principal outstanding under the Bridge Note. Accrued interest under the Bridge Note in the amount of $275,622 was paid by the issuance of 68,648 shares of Common Stock to GreenGrass at a rate of $4.015 per share.

   New President and Chief Executive Officer

        On September 2, 1997, Richard G. Mueller resigned as Chairman, President and Chief Executive Officer of the Company. Terence S. Malone, a Company director since September 1992, and former Chairman and Chief Executive Officer of Johnson Worldwide Associates, Inc. (international manufacturer and marketer of outdoor recreational products), served as the interim Chief Executive Officer of the Company until a successor for Mr. Mueller was named. Effective January 5, 1998, the Company hired Frederic
   L. Contino as its President and Chief Executive Officer. Mr. Contino was also appointed as a director of the Company to fill the vacancy created by Mr. Mueller's resignation. Prior to joining the Company, Mr. Contino was associated with Newell Companies of Freeport, Illinois, where he served as the President for two of its subsidiaries, the consumer housewares firm of Anchor Hocking Plastics and of the food services supplier Plastics, Inc.

        In connection with his resignation, Mr. Mueller withdrew as a member of GreenGrass Management, LLC, one of the general partners of GreenGrass. His pro rata share of Common Stock held by GreenGrass (comprising 34,385 shares of Common Stock) were distributed to him by GreenGrass and repurchased by Swing-N-Slide at a price of $4.75 per share. Mr. Mueller is also entitled to receive his pro rata share of First Series Debentures held by GreenGrass as of the date of his withdrawal in the approximate principal amount of $55,000.

   Name Change

        For marketing and other reasons, the Board of Directors of Swing-N-Slide has recommended that its name be changed from "Swing-N-Slide Corp." to "PlayCore, Inc." and has called a special meeting of Swing-N-Slide's stockholders to take place on April 28, 1998 in order to approve the name change. Stockholders of record on March 25, 1998 are entitled to vote on the name change. GreenGrass, which owns approximately 68% of the outstanding Common Stock of Swing-N-Slide, has indicated its intent to approve the name change. The name change will also be subject to the consent of MassMutual and certain of its affiliates as a result of restrictions contained in the MassMutual Agreements regarding amendments to Swing-N-Slide's Amended and Restated Certificate of Incorporation. The consent of MassMutual and its affiliates is being sought and Swing-N-Slide is not aware of any reason why such consent will not be given. In connection with the name change, Swing-N-Slide will likely seek approval from the AMEX to change its trading symbol.

        Notwithstanding any such name change, the Company's consumer playground systems will continue to be sold primarily under the brandname Swing-N-Slide/R/ and the Company's commercial playground systems will continue to be sold primarily under the brandname GameTime/R/.

                                 USE OF PROCEEDS

        The maximum net proceeds (assuming all $3,333,333 of Debentures are sold) to Swing-N-Slide from the sale of the Debentures offered hereby, after deducting estimated expenses payable by the Company in connection with this Offering, are estimated to be approximately $3,258,333. The net proceeds, if any, will be used to reduce Newco's indebtedness under the Term Loan A and Term Loan B facilities of the Credit Agreement. The Term Loan A facility bears interest at either 0.75% to 1.50% over the prime rate or 2.0% to 2.75% over LIBOR, with the precise rate dependent upon Newco's debt to cash flow ratio. The principal portion of the Term Loan A facility is payable quarterly in amounts between $500,000 and $2,900,000, with the final quarterly payment due in December 2002. In addition, mandatory prepayments are required based on excess cash flow, as defined in the Credit Agreement. The Term Loan B facility bears interest at either 2% over the prime rate or 3.25% over LIBOR, at the Company's option. The Term Loan B facility is payable quarterly in amounts between $16,667 and $33,334, with the final quarterly principal payment due in June 2003. The proceeds from the Term Loan A and Term Loan B facilities were used to provide financing for the acquisition of GameTime, to refinance certain indebtedness of Swing-N-Slide, Newco and GameTime, and to provide funds for working capital purposes. See "Risk Factors -- Holding Company Structure; Subordination," "Recent Developments" and "Capitalization."

                                 CAPITALIZATION

        The following table sets forth the historical capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the issuance and sale of $3,333,333 aggregate principal amount of Second Series Debentures offered hereby.

                                                   December 31, 1997

                                                Actual       As Adjusted 1
                                                            (in thousands)
    Short-term debt:
     Revolving loan                             $7,615            $7,615
     Current portion of long-term
      debt                                       9,457             6,199
    Long-term obligations:
    Long-term debt, net of
     current portion                            49,590            49,590
    10% Convertible Debentures
     due 2004                                   5,8692             9,202 3
    Stockholders' equity:
    Preferred stock, $.01 par
     value -  5,000,000 shares
     authorized, no shares issued
     or outstanding                              -----             -----
    Common Stock, $.01 par
     value - 25,000,000 shares
     authorized, 7,907,883
     shares issued and
     outstanding 4                                 115               115
    Class B Common Stock, $.01
     par value - 1,750,000 shares
     authorized, no shares issued
     or outstanding                              -----             -----
    Additional paid-in capital                  37,518            37,518
    Excess purchase price over
     predecessor basis                         (5,627)            (5,627)
    Retained earnings                           20,199            20,199
    Cost of 3,634,385 shares of
     common stock in treasury                 (40,511)           (40,511)
       Total stockholders' equity               11,694            11,694
   _________________________

        1    As adjusted for the net proceeds from the issuance of $3,333,333 in Debentures pursuant to this Offering (assuming that all $3,333,333 principal amount of Debentures are sold hereunder).

        2    This amount consists of (a) an aggregate of $5,853,007 principal amount of First Series Debentures held by GreenGrass, and (b) an aggregate of $15,595 principal amount of First Series Debentures held by two former members of GreenGrass Management, LLC, one of the general partners of GreenGrass Holdings.

        3    This amount consists of (a) $5,853,007 aggregate principal amount of First Series Debentures held by GreenGrass, (b) $15,595 aggregate principal amount of First Series Debentures held by the two former members of GreenGrass Management, LLC identified above; and (c) $3,333,333 aggregate principal amount of Debentures which may be issued hereunder.

        4    As of December 31, 1997, there were 7,907,883 shares of Common
   Stock issued and outstanding. This amount excludes 3,634,385 shares that are held by Swing-N-Slide as treasury shares, 1,081 shares that were issued on February 28, 1998 to certain key employees as management bonuses under the Swing-N-Slide Corp. Management Bonus Plan, and up to approximately 4,402,920 shares underlying various rights to acquire Common Stock. See "Risk Factors -- Possible Dilution of Ownership Interest." As of the date hereof, there were 7,908,964 shares of Common Stock issued and outstanding.

                             BACKGROUND OF OFFERING

        On January 4, 1996, Swing-N-Slide and GreenGrass entered into a transaction agreement (the "Transaction Agreement") pursuant to which GreenGrass agreed to offer to purchase (the "Tender Offer") up to 3,510,000 shares of Swing-N-Slide's Common Stock (the "Shares"). Under the terms of the Transaction Agreement, GreenGrass also agreed to purchase for cash from Swing-N-Slide no later than 30 days (subject to certain exceptions) after the purchase of the Shares in the Tender Offer, certain securities of Swing-N-Slide convertible into Shares at a conversion price of $4.80 per Share (the "Securities") in an amount not less than $5,000,000 and not more than $7,380,000. GreenGrass elected to purchase $5,000,000 of First Series Debentures to satisfy this requirement to purchase Securities. Because of concerns about complying with certain AMEX rules, GreenGrass purchased the First Series Debentures in two transactions: the first, in the amount of $4,300,000 was completed on February 16, 1996; and the second, in the amount of $700,000 was completed on April 25, 1996. In connection with their resignation as officers of the Company and their withdrawal as members of GreenGrass Management, LLC, one of the general partners of GreenGrass Holdings, two individuals have since been distributed their pro rata share of the First Series Debentures held by GreenGrass. On April 15, 1996, October 15, 1996, April 15, 1997 and October 15, 1997, GreenGrass and such other holders of the First Series Debenture received a total of $868,603 aggregate principal amount of First Series Debentures as "payment-in-kind" interest payments.





        Under the Transaction Agreement, GreenGrass also agreed to use reasonable efforts to cause Swing-N-Slide to file, within 90 days after the date on which Shares were purchased in the Tender Offer, a registration statement with the Commission under the Securities Act, covering an offering by Swing-N-Slide of the Securities (the "Securities Offering") to the Other Stockholders. Under the Securities Offering, each of the Other Stockholders would be given the right, on the basis of the number of Shares held by such Other Stockholder, to purchase his, her or its pro rata share of the principal amount of Securities available to the Other Stockholders as a group, for cash at the same price as GreenGrass paid for its Securities. The amount of Securities available to the Other Stockholders would be two-thirds of that purchased by GreenGrass. Because GreenGrass purchased $5,000,000 in First Series Debentures, the amount of the Debentures to be offered to the Other Stockholders is $3,333,333.
   This Offering constitutes the Securities Offering required by the Transaction Agreement.

        As part of a Stipulation and Order dated February 13, 1996, in connection with the Civil Action (see "Risk Factors--Stockholders' Suits"), Swing-N-Slide agreed to certain modifications to the Securities Offering, including the following:

        (a) Securities offered to the Other Stockholders shall be convertible into Common Stock of Swing-N-Slide at the rate of one share of common stock for each $4.70 principal amount of Debentures. Securities held by GreenGrass and the former members of GreenGrass Management, LLC identified above shall continue to have a conversion rate of $4.80 per share.

        (b) Securities shall be offered to the Other Stockholders in one dollar increments in order to permit holders of odd lot amounts of Common Stock to participate on a pro rata basis in the offering of Securities to Other Stockholders.

        (c) The Securities Offering to the Other Stockholders shall occur no earlier than 90 days after the Purchase Date (as defined in the Transaction Agreement) and the offering shall remain open for acceptance by Other Stockholders for not less than 60 days.

        (d) In the event of prepayment for any reason of the Debentures, Other Stockholders shall have not less than 30 days prior written notice during which they may elect to exercise conversion rights under the Debentures.

        (e) Swing-N-Slide shall use reasonable efforts to cause market makers in its Common Stock or other persons or entities to make a market in Debentures (it being agreed and understood that the ability of Swing-N-Slide to procure a market maker in the Debentures will depend, in part, on the amount of Debentures purchased by Other Stockholders and there is no commitment intended hereby with respect to the liquidity of the market for Debentures). There can be no assurance, however, that such a market will develop. See "Risk Factors--Market for Debentures."


        The Transaction Agreement was amended on February 12, 1996, to reflect, in part, the changes to the Securities Offering required by the Stipulation and Order.

        Under the Transaction Agreement, the First Series Debenture Holders (including GreenGrass) will, prior to the issuance of Debentures hereunder, exchange their First Series Debentures for Second Series Debentures issued under the Indenture. The terms of the Second Series Debentures issued in exchange for the First Series Debentures will be identical to the terms of the Second Series Debentures offered to the Other Stockholders pursuant to this Offering, except that the conversion price will remain at $4.80 per share (rather than the $4.70 per share applicable to Other Stockholders). See "Description of Debentures." The exchange will not reduce the amount of Debentures offered hereunder. As a result of the exchange, GreenGrass will hold at least approximately 64% of the principal amount of outstanding Debentures issued under the Indenture (assuming full subscription of the Debentures offered hereby) and, even a greater percentage to the extent that the Offering is not fully subscribed. To a large extent, GreenGrass will be able to exercise effective control over the Trustee and decisions to be made by Debenture holders (including the Other Stockholders) under the Indenture. See "Risk Factors--Controlling Interest in the Company and the Indenture."

        At its meeting on April 25, 1996, the Board of Directors of Swing-N-Slide established a Record Date of June 27, 1996 to determine the Other Stockholders eligible to participate in the Offering, with the intention that the Offering would commence shortly thereafter. However, as the result of a series of events, the commencement of the Offering has been delayed significantly. Some of the events giving rise to the delay include the Company's consideration of several confidential acquisitions (including the acquisition of GameTime that was later completed in March
   1997), the rights offering resulting from the GameTime acquisition financing, and the extended negotiations for the settlement of the stockholders' suit (see "Risk Factors - Stockholders' Suit").

                              PLAN OF DISTRIBUTION

   Subscription Period

        The Subscription Period commenced on the date of this Prospectus and remains open until June 9, 1998, the Expiration Date. Subscriptions for the Debentures, in the form of a Subscription Agreement, must be received by 5:00 p.m., Central daylight time, on the Expiration Date by Firstar Trust Company, Corporate Trust Services, Attention: Pamela Warner, 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212 (the "Subscription Agent"). The Expiration Date may be extended by Swing-N-Slide from time to time in its sole discretion by issuing a press release to that effect no later than 10:00 a.m., Eastern daylight time, on the business day following the Expiration Date.

   Debenture Offering

        Swing-N-Slide is offering the Debentures to its Other Stockholders on a pro rata basis. The Record Date for the Offering is June 27, 1996. GreenGrass will not be allowed to purchase Debentures in this Offering. However, effective as of the closing date of the issuance of the Debentures, the First Series Debenture Holders (including GreenGrass) will exchange their First Series Debentures for Second Series Debentures issued under the Indenture. See "Background of Offering." Each Other Stockholder is entitled to purchase $1.38 of Debentures for each share of Common Stock beneficially owned by such Other Stockholder as of the Record Date. The maximum amount of Debentures each Other Stockholder is entitled to purchase pursuant to the foregoing sentence is referred to herein as the "Maximum Subscription Amount."

        Each Other Stockholder who wants to purchase Debentures must submit to the Subscription Agent, by 5:00 p.m., Central daylight time, on the Expiration Date, a Subscription Agreement indicating which portion, if any, of the Maximum Subscription Amount such Other Stockholder will purchase. Other Stockholders will be able to purchase Debentures only in an amount up to the Maximum Subscription Amount. Each Subscription Agreement shall be considered a non-revokable offer to purchase Debentures in an amount up to the Maximum Subscription Amount, as set forth in the Subscription Agreement. Once submitted to the Subscription Agent, the Subscription Agreement and the offer to purchase set forth therein cannot be changed or revoked.

        If any of the Other Stockholders do not subscribe for their Maximum Subscription Amount, the Debentures offered to such Other Stockholders will not be re-offered to the remaining Other Stockholders or GreenGrass and will not be issued.

        Debentures purchased in this Offering will be delivered to the subscribing Other Stockholders as soon as practicable after the Expiration Date.

        While Swing-N-Slide does not presently intend to apply for the listing on the AMEX or any other exchange of the Debentures, Swing-N-Slide has agreed to use its reasonable efforts to arrange for one or more firms to make a market in the Debentures, subject to an adequate amount of the Debentures being purchased by stockholders to permit the development of an adequate market. There can be no assurance, however, that such a market
   will develop.  See "Risk Factors - Market for Debentures."   Swing-N-Slide
   has received approval from the AMEX for the listing of shares of Common Stock issuable upon conversion of the Debentures.

   Subscription Agreement and Payment

        Each Other Stockholder who desires to purchase Debentures must submit to Firstar Trust Company, Corporate Trust Services, Attention: Pamela Warner, 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212, by 5:00 p.m., Central daylight time, on the Expiration Date, a properly completed and executed Subscription Agreement, together with payment in full of the purchase price (the "Purchase Price") for that portion of the Maximum Subscription Amount to be purchased by such Other Stockholder. Payment may be made only (a) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to Swing-N-Slide Corp., or (b) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions, or (c) a combination of the foregoing. The Purchase Price will be deemed to have been received by the Subscription Agent only upon
   (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order, or (iii) receipt of collected funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five (5) business days to clear. ACCORDINGLY, OTHER STOCKHOLDERS WHO WISH TO PAY THE PURCHASE PRICE BY MEANS OF AN UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH TIME AND ARE URGED TO CONSIDER IN THE ALTERNATIVE PAYMENT BY MEANS OF A CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

        Because the right to purchase Debentures hereunder is nontransferable, if a beneficial owner of Common Stock desires to purchase Debentures, he, she or it may do so only by having the owner of record act on his, her or its behalf. Persons who held shares of Common Stock for the account of others as of June 27, 1996, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to responding to this Offer. If a beneficial owner so instructs, the record holder of that beneficial owner's shares of Common Stock should complete the Subscription Agreement and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of Common Stock held as of June 27, 1996 through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

        If an Other Stockholder does not indicate in the Subscription Agreement the amount of the Maximum Subscription Amount, if any, which the Other Stockholder is willing to purchase, or does not forward full payment of the Purchase Price for the amount of Debentures the Other Stockholder indicates he, she or it is willing to purchase, then such Other Stockholder will be deemed to have offered to purchase an amount of Debentures equal to the amount (up to the Maximum Subscription Amount) of the Purchase Price received by the Subscription Agent.

        All funds received by the Subscription Agent in payment of the Purchase Price for Debentures will be retained by the Subscription Agent and will not be delivered to the Company until the Debentures have been issued.

        THE SUBSCRIPTION AGREEMENT SHOULD BE SENT WITH PAYMENT TO FIRSTAR TRUST COMPANY, CORPORATE TRUST SERVICES, ATTENTION: PAMELA WARNER, 1555 NORTH RIVERCENTER DRIVE, SUITE 301, MILWAUKEE, WISCONSIN 53212.

        THE METHOD OF DELIVERY OF THE SUBSCRIPTION AGREEMENT AND PAYMENT OF THE PURCHASE PRICE TO THE SUBSCRIPTION AGENT ARE AT THE ELECTION AND RISK OF THE STOCKHOLDER. IF SENT BY MAIL, STOCKHOLDERS ARE URGED TO SEND THE SUBSCRIPTION AGREEMENT AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE (5) BUSINESS DAYS TO CLEAR, STOCKHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

        All issues concerning timeliness, validity, form and eligibility regarding this Offer will be resolved by Swing-N-Slide, whose determinations will be final and binding. Swing-N-Slide, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine. Subscription Agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Swing-N-Slide determines, in its sole discretion. Swing-N-Slide will not be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Agreements or incur any liability for failure to give such notification.

        Any questions or requests for assistance concerning the method of purchasing Debentures or requests for additional copies of this Prospectus or Subscription Agreements should be directed to Richard E. Ruegger, Vice President - Finance, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, phone number (608) 755-4777.

   No Revocation; No Transfer of Rights

        ONCE AN OTHER STOCKHOLDER HAS SUBMITTED HIS, HER OR ITS SUBSCRIPTION AGREEMENT, IT MAY NOT BE REVOKED OR CHANGED.

        This Offering is made only to Other Stockholders, and each Other Stockholder is entitled to purchase only his, her or its pro rata share of Debentures, as described above. An Other Stockholder may not transfer, in whole or in part, his, her or its right to purchase the Debentures offered hereby, to any other person, including another Other Stockholder.

   State and Foreign Securities Law

        Swing-N-Slide will not offer, sell or issue Debentures in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require Swing-N-Slide to incur costs, obligations or time delays which Swing-N-Slide determines, in its sole discretion, are disproportionate to the net proceeds to be realized by Swing-N-Slide from such offers, sales or issuances. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Debentures. Consequently, Swing-N-Slide may reject subscriptions for Debentures by any Other Stockholder, unless it determines that it may lawfully accept such subscriptions, even if it could do so by qualifying the Debentures for sale or by taking other actions in such jurisdictions.

   Rights of Subscribers

        Other Stockholders will have no rights as Debenture holders until the Debentures for which they have subscribed are issued to them. All Debentures issued will be issued in the name of the holder of record of the shares of Common Stock as of June 27, 1996 giving rise to the right to purchase Debentures hereunder. An Other Stockholder will not have the right to revoke his, her or its subscriptions after delivery of his, her or its Subscription Agreement to the Subscription Agent.

                            DESCRIPTION OF DEBENTURES

        The Debentures will be issued pursuant to an indenture (the "Indenture") by and between Swing-N-Slide and Firstar Bank Milwaukee, N.A., as trustee (the "Trustee"). The Debentures are the second series of Debentures issued by Swing-N-Slide. Swing-N-Slide has authorized the issuance of $8,333,333 aggregate principal amount of First Series Debentures and Second Series Debentures (plus any additional First Series Debentures and Second Series Debentures paid in lieu of cash interest as permitted herein). None of the Second Series Debentures has been issued to date. GreenGrass purchased $5,000,000 of First Series Debentures and to date Swing-N-Slide has issued $868,603 aggregate principal amount of First Series Debentures as "payment-in-kind" interest payments. See "Background of the Offering." The First Series Debenture Holders will exchange, effective as of the closing date of the issuance of Debentures, their First Series Debentures for Second Series Debentures issued under the Indenture, with rights, privileges, terms and conditions identical to those of the Debentures being offered hereunder, except that the conversion price to the First Series Debenture Holders will remain at $4.80 per share. See "Risk Factors--Controlling Interest in the Company and the Indenture."

        The following summary of the Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all the provisions of the Debentures and the Indenture, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference.

   General

        The Debentures will be unsecured, subordinated, general obligations of Swing-N-Slide, limited in aggregate principal amount to $9,494,562 (consisting of $3,333,333 principal amount of Debentures offered hereby and $6,161,229 principal amount of First Series Debentures to be exchanged by the First Series Debentures Holders into Second Series Debentures, which includes $5,868,602 principal amount of First Series Debentures presently outstanding and $292,627 of First Series Debentures to be issued on April 15, 1998 in lieu of cash interest thereon). The Debentures will be subordinated in right of payment to all Senior Indebtedness of Swing-N-Slide, as described under "Subordination" below. The Debentures will be issued only in fully registered form, without coupons, in denominations of $1 and integral multiples thereof.

        The Debentures will mature on February 15, 2004. Except as otherwise provided in the following paragraph, the Debentures will bear interest at the rate of 10% per annum from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998, to the persons in whose names such Debentures are registered at the close of business on the Regular Record Date for such interest. Interest shall be calculated based on a year composed of 365 days.

        Interest whose Stated Maturity is after the date of conversion of any Debenture shall not be payable. In the case of any Debenture which is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date, interest whose Stated Maturity is on such Interest Payment Date shall not be payable on such Interest Payment Date and shall not be paid to the Person in whose name that Debenture is registered at the close of business on such Regular Record Date.

        Until February 15, 1999, interest on the Debentures may, at the option of Swing-N-Slide (which option Swing-N-Slide currently intends to exercise), be paid in the form of additional Debentures, issued pursuant to the Indenture, in the principal amount of the interest so payable, dated the Interest Payment Date for such interest payment, with interest payable as provided in the Indenture with a Stated Maturity of principal and interest as provided in the Indenture and otherwise identical to the Debentures. It is Swing-N-Slide's present intent to exercise its option to pay interest in the form of additional Debentures. Therefore, the payment of interest on October 15, 1998 will likely consist of additional Debentures in a principal amount of the interest accrued from the date of issuance through October 15, 1998, and the payment of interest on April 15, 1999 will likely consist of additional Debentures in the principal amount of the interest accrued from October 15, 1998 through February 15, 1999 together with a cash payment for interest accrued from February 15, 1999 through April 15, 1999. The aggregate principal amount of additional Debentures that may be issued in lieu of cash payment is $212,395, assuming all $3,333,333 of Debentures offered hereby are purchased and the Debentures are issued on July 1, 1998.

        Principal or premium, if any, and interest on the Debentures will be payable, the Debentures will be convertible, and the Debentures may be presented for registration of transfer or exchange at the office or agency of Swing-N-Slide maintained for such purpose. At the option of Swing-N-Slide, payment of interest may be made by check (or Debentures, as described above) mailed to the holders of the Debentures (individually a "Holder" and collectively the "Holders") at the addresses set forth upon the registry books of Swing-N-Slide. No service charge will be made on any registration of transfer or exchange of the Debentures, but Swing-N-Slide may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by Swing-N-Slide, Swing-N-Slide's office or agency will be the office of the Trustee presently located at 1555 North Rivercenter Drive, Suite 301, Post Office Box 2077, Milwaukee, Wisconsin 53201-2077.

        The covenants and provisions contained in the Indenture and the Debentures would not necessarily afford the Holders protection in the event of a highly-leveraged transaction involving Swing-N-Slide, including a leveraged transaction initiated or supported by Swing-N-Slide, the management of Swing-N-Slide or any affiliate of either party.

   Authentication and Delivery

        Any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Debentures executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Debentures. The Trustee will, in accordance with such Company Order, authenticate and deliver such Debentures as provided in the Indenture.

   Conversion Rights

        The Holder of any Debentures will have the right, at the Holder's option, at any time prior to maturity, to convert the principal amount thereof (or any portion of the principal thereof which is $1 or an integral multiple of $1) into fully paid and nonassessable (except as otherwise provided by law) shares of Common Stock of Swing-N-Slide at the conversion price of $4.70 per share (except in the case of Second Series Debentures issued to GreenGrass and the other holders of First Series Debentures in exchange thereof or as interest thereon, which shall be convertible at a price of $4.80 per share), subject to adjustment as described below. The right to convert a Debenture, or portion thereof, called for redemption will terminate on the close of business on the 5th Business Day prior to the Redemption Date for such Debentures, or portion thereof, unless Swing-N-Slide subsequently fails to pay the applicable Redemption Price.

        No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by Swing-N-Slide based on the market price of Common Stock (as determined in accordance with the Indenture) at the close of business on the day of conversion.

        The Conversion Price will be subject to adjustment in certain events, including: (a) any dividend payable in Common Stock on Common Stock, (b) any issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Indenture) of Common Stock, and (c) any subdivision, combination or reclassification of Common Stock. In the event of any distribution to all holders of Common Stock of capital stock (other than Common Stock), evidence of indebtedness of Swing-N-Slide or assets (excluding cash dividends paid out of retained earnings of Swing-N-Slide) or rights or warrants to subscribe or purchase (excluding those referred to in (b) above) (collectively referred to as "Distributions on Common Stock"), then in each such case, each Holder shall receive the Distribution on Common Stock to which such Holder would be entitled if he, she or it had converted the Debentures for Common Stock immediately prior to the record date for the purpose of determining stockholders entitled to receive such Distribution on Common Stock.

        Swing-N-Slide reserves the right to make such reductions in the conversion rate, in addition to those required in the Indenture, as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients. No adjustment in the conversion rate shall be required unless the cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

        Within 10 days after receipt of any Debenture and an election to convert all or a portion of the principal amount of such Debenture pursuant to the terms of the Indenture, Swing-N-Slide will pay to the Holder any unpaid interest accrued to the date of conversion of such Debenture, on the principal amount converted, provided that until February 15, 1999, such interest may, at the option of the Swing-N-Slide, be paid by the issuance of additional Debentures as described in the Indenture.


        In the case of any consolidation of Swing-N-Slide with, or merger of Swing-N-Slide into, any other Person (with certain exceptions) or any sale or transfer of all or substantially all of the assets of Swing-N-Slide (whether such assets are held by Swing-N-Slide or its Subsidiaries), the Holder of each Debenture then outstanding shall have the right thereafter, during the period such Debenture shall be convertible, under the Indenture, to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of Swing-N-Slide into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer assuming such holder of Common Stock (i) is not a party to such transaction or an Affiliate of a party to such transaction, and (ii) failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

   Subordination; Additional Indebtedness

        The Debentures are general unsecured obligations of Swing-N-Slide, subordinated in right of payment to all existing and future Senior Indebtedness. The Senior Indebtedness currently consists of Swing-N-Slide's guaranty of money borrowed by Newco, Swing-N-Slide's wholly-owned subsidiary, whether outstanding on the date hereof or hereafter, and all renewals, extensions and refundings of such borrowings. As of December 31, 1997, the Newco Indebtedness was approximately $68,565,000. There is no restriction in the Indenture on the incurrence of additional Newco Indebtedness, nor is there any restriction on Swing-N-Slide's ability to guarantee any such Newco Indebtedness, thereby creating additional Senior Indebtedness to which the Debentures are subordinate. Moreover, there is no restriction on Swing-N-Slide's ability to incur any other indebtedness, whether or not senior to the Debentures. The subordination provisions of the Indenture are intended solely for the purpose of defining the relative rights of the Holders of the Debentures, on the one hand, and holders of Senior Indebtedness, on the other. Nothing in the Indenture's subordination provisions is intended to or will affect the relative rights against Swing-N-Slide of the Holders of the Debentures and creditors of the Company other than the holders of Senior Indebtedness.

        The Indenture provides that (a) in the event and during the continuation of any default in the payment of principal (or premium, if any) or interest on any Newco Indebtedness beyond any applicable grace period with respect thereto, or in the event that any event of default with respect to any Newco Indebtedness shall have occurred and be continuing permitting the holders of such Newco Indebtedness (or Trustee on behalf of the holders thereof) to declare such Newco Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or (b) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment (including any payment which may be payable by reason of the payment of any other indebtedness of Swing-N-Slide being subordinated to the payment of the Debentures) may be made by Swing-N-Slide on account of principal of (or premium, if any) or interest on the Debentures or on account of the purchase or other acquisition of Debentures.

        In the event that, notwithstanding the foregoing, Swing-N-Slide shall make any payment to the Trustee or the Holder of any Debenture prohibited by the foregoing, and if such fact shall then have been made known to the Trustee or, as the case may be, such Holder, then and in such event such payment shall be paid over and delivered forthwith to Swing-N-Slide for the benefit of the holders of Newco Indebtedness.

        Upon any distribution of assets of Swing-N-Slide in the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to Swing-N-Slide or to its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of Swing-N-Slide, or (c) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of Swing-N-Slide, then the holders of Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness, or provision shall be made for such payment, before Holders of Debentures are entitled to receive any payment on account of principal of (or premium, if any) or interest on the Debentures.

        Notwithstanding any other provision in the Indenture, each Holder shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and interest on Debentures on the date when due (or, in the case of redemption, on the Redemption Date) and to convert Debentures in accordance with the Indenture and to institute suit for the enforcement of any such payment and right to convert.

        As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of Swing-N-Slide or any of its Subsidiaries or a marshalling of assets or liabilities of Swing-N-Slide and its Subsidiaries, Holders of Debentures may receive ratably less than other creditors, including possibly nothing at all.

   Redemption at Swing-N-Slide's Option

        The Debentures will be subject to redemption upon not less than 45 nor more than 60 days' notice by mail, at any time, as a whole or in part, at the election of Swing-N-Slide, at a Redemption Price equal to 100% of the principal amount, together with accrued but unpaid interest to the Redemption Date. The Debentures will not be subject to any sinking fund. See "Risk Factors--Funding of Repurchase Obligations; Absence of a Sinking Fund."

        Notice of any redemption will be sent by first-class mail, at least 45 days and not more than 60 days prior to the Redemption Date, to each Holder whose Debentures are to be redeemed at his, her or its address appearing in the Security Register. The notice of redemption must state
   (a) the Redemption Date, (b) the Redemption Price, (c) if less than all of the outstanding Debentures are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Debentures to be redeemed, (d) that on the Redemption Date the Redemption Price will become due and payable upon each such Debenture to be redeemed and that interest thereon will cease to accrue on and after said date, (e) the conversion rate, the date on which the right to convert the principal of the Debentures to be redeemed will terminate and the place or places where such Debentures may be surrendered for conversion, and (f) the place or places where such Debentures are to be surrendered for payment of the Redemption Price.

   Repurchase of Debentures Upon Occurrence of Contingent Event

        In the event that a Contingent Event (as defined below) occurs, each Holder, at his option, may by written notice require Swing-N-Slide to purchase his, her or its Debentures, in whole or, in part, at the repurchase price (the "Repurchase Price") equal to the principal amount of Debentures so purchased plus accrued but unpaid interest, on the date (the "Repurchase Date") specified by the Holder (which is not less than 15 days after receipt of such notice by Swing-N-Slide, but in no event earlier than such Contingent Event, except that such date may be the same date as a Contingent Event if requested by the Holder). This obligation to repurchase is subject to the restriction that Swing-N-Slide may not repurchase Debentures at any time when the Indenture's subordination provisions would prohibit Swing-N-Slide from making a payment of principal, premium or interest on the Debentures.

        As used herein, "Contingent Event" means any one or more of the following events which shall occur subsequent to the date of the first issuance of the Debentures:

             a. Swing-N-Slide shall convey, transfer or lease all or substantially all of its assets (whether held directly or indirectly through Subsidiaries) to any Person (other than a Subsidiary of Swing-N-Slide);

             b. any Person (other than Swing-N-Slide), including a "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange
        Act) that includes such Person, shall acquire, directly or indirectly, beneficial ownership, in the aggregate, of (i) 50% or more of the Common Stock, or (ii) securities representing 50% or more of the combined voting power of Swing-N-Slide's voting securities, in either case, outstanding on the date immediately prior to the date of the last such acquisition by such Person; or

             c. on any day (a "Calculation Date") (i) (A) Swing-N-Slide shall distribute cash, securities or other properties, including cash dividends (other than Common Stock, or rights or warrants to acquire Common Stock or preferred stock substantially equivalent to Common Stock) to holders of Common Stock, whether by means of dividend, reclassification, recapitalization or otherwise, or (B) Swing-N-Slide shall acquire, directly or indirectly, beneficial ownership of Common Stock; and (ii) the sum of the Applicable Percentages (as defined below) of all such distributions and acquisitions which have occurred on the Calculation Date and during the 365-day period immediately preceding the Calculation Date shall exceed 30%.

        As used herein, "Applicable Percentage" means (i) in the case of each distribution referred to in clause (c) above, the percentage determined as of the Calculation Date of each such distribution by dividing the aggregate fair market value (as determined in good faith by the Board of Directors of Swing-N-Slide) of such distribution by the fair market value (based on the then current market price) of all of the shares of Common Stock outstanding on the day immediately prior to such Calculation Date; and (ii) in the case of each acquisition referred to in clause (c) above, the percentage determined as of the Calculation Date of each such acquisition by dividing all amounts expended by Swing-N-Slide (such amounts, if other than in cash, as determined in good faith by the Board of Directors of Swing-N-Slide) in connection with the acquisition of any shares of Common Stock by the fair market value (based on the then current market price) of all of the shares of Common Stock outstanding on the day immediately prior to such Calculation Date.



        The term "all or substantially all" is likely to be interpreted by reference to applicable state law at the time applicable, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of Swing-N-Slide has occurred. In addition, no assurances can be given that Swing-N-Slide will be able to acquire the Debentures tendered upon the occurrence of a Contingent Event. See "Risk Factors--Holding Company Structure:
   Subordination," "Risk Factors -- Substantial Indebtedness" and "Risk Factors--Funding of Repurchase Obligations; Absence of a Sinking Fund."


        To the extent applicable and if required by law, Swing-N-Slide will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E, Rule 13E-4 and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations which may then be applicable to any offer by Swing-N-Slide to purchase Debentures at the option of Holders upon a Contingent Event.

        The obligation of Swing-N-Slide to repurchase Debentures as a result of the occurrence of a Contingent Event could create an event of default under the Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination." Failure of Swing-N-Slide to repurchase the Debentures when required would result in a default with respect to the Debentures except when such repurchase is not permitted by the subordination provisions.

        The right to require Swing-N-Slide to repurchase the Debentures upon the occurrence of certain events could make more difficult, and thereby discourage, attempts to acquire control of Swing-N-Slide. Repurchasing the Debentures might adversely affect Swing-N-Slide's capital structure by causing the replacement of the Debentures by other financing. In addition, such a repurchase would consume cash or borrowing capacity of Swing-N-Slide that otherwise might be employed by a prospective acquiror as a means of financing its acquisition of control.

   Limitation on Merger, Sale or Consolidation

        The Indenture provides that Swing-N-Slide may not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety (whether such properties and assets are held by Swing-N-Slide directly or through its Subsidiaries) to any Person, unless:

             (1) the Person formed by such consolidation or into which Swing-N-Slide is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Swing-N-Slide substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, all of the obligations of Swing-N-Slide in connection with the Debentures and the Indenture and shall have provided for conversion rights in accordance with the Indenture; and

             (2) immediately after giving effect to such transaction, no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

        Upon any consolidation or merger by Swing-N-Slide with or into any other Person or any conveyance, transfer or lease of the properties and assets of Swing-N-Slide substantially as an entirety in accordance with the foregoing, the successor corporation formed by such consolidation or into which Swing-N-Slide is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of Swing-N-Slide under the Indenture with the same effect as if such successor corporation had been named therein as Swing-N-Slide.

   Reports

        Swing-N-Slide shall deliver to the Trustee its annual and quarterly reports within 15 days after it is required to file such reports with the Commission pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act. If Swing-N-Slide is not required to file information, documents or reports pursuant to either Section 13 or Section 15(d) of the Exchange Act, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed by the Commission, such of the supplementary and periodic information, documents, and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed in such rules and regulations.
   In addition, the Indenture requires Swing-N-Slide, each year, to deliver to the Trustee an Officers' Certificate stating that Swing-N-Slide fulfilled all of its obligations under the Indenture during such year, or, if there has been a default, describing the default.

   Events of Default and Remedies

        The Indenture defines an "Event of Default" as (i) default in the payment of any interest upon any Debenture when it becomes due and payable and continuance of such default for a period of at least 10 days; or (ii) default in the payment of the principal of (or premium, if any, on) any Debenture at its Maturity whether or not such payment is prohibited by the subordination provisions of the Indenture and continuance of such default for a period of at least 30 days; or (iii) default in the performance, or breach, of any covenant or warranty of Swing-N-Slide in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with), and continuance of such default or breach for a period of at least 30 days after there has been given, by registered or certified mail, to Swing-N-Slide by the Trustee or to Swing-N-Slide and the Trustee by Holders of at least 10% in principal amount of the outstanding Debentures a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or (iv) certain events of bankruptcy, insolvency or reorganization in respect of Swing-N-Slide. The Indenture provides that if a default occurs thereunder, the Trustee must, within 90 days after the occurrence of such default, give the Holders written notice of the default unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Security, the Trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders; and provided further that in the case of any default involving certain involuntary events of bankruptcy, insolvency or reorganization specified in the Indenture in respect of Swing-N-Slide, no such notice to Holders will be given until at least 30 days after the occurrence thereof. For the purpose of this paragraph, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default.

        The Indenture provides that if an Event of Default, other than an Event of Default described in item (iv) of the preceding paragraph, occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debentures may declare the principal of all the Debentures to be due and payable immediately, by a notice in writing to Swing-N-Slide (and to the Trustee if given by the Holders). If an Event of Default described in item (iv) of the preceding paragraph occurs, then in every such case the unpaid principal balance and all accrued and unpaid interest shall automatically become due and payable. The Holders of no less than a majority in principal amount of the outstanding Debentures generally are authorized to rescind such acceleration if all existing Events of Default, other than the nonpayment of the principal of Debentures which have become due solely by such declaration of acceleration, have been cured or waived.

        Prior to the declaration of acceleration, the Holders of not less than a majority in principal amount of the outstanding Debentures may on behalf of the Holders of all Debentures waive any past default under the Indenture except a default in payment of principal of (or premium, if any) or interest on any Debenture, and certain other defaults described in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. The Indenture provides that for purposes of (1) directing the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power available to the Trustee, (2) consenting to the waiver of any past default, and (3) determining whether the Trustee will be protected in relying on any such direction or consent, in determining whether the Holders of the required principal amount of outstanding Debentures have concurred in any such direction or consent, outstanding Debentures owned by Swing-N-Slide, or by any Affiliate of Swing-N-Slide (which includes GreenGrass at this time), will be disregarded, except that for purposes of determining whether the Trustee will be protected in relying on any such direction or consent, only outstanding Debentures which the Trustee knows are so owned will be so disregarded. Except as otherwise provided in the preceding sentence, when GreenGrass exchanges its First Series Debentures for Second Series Debentures governed by the Indenture, it would be able to exercise substantial, and often decisive, control over issues involving the Debentures and the Indenture. See "Risk Factors--Controlling Interest in the Company and the Indenture."

   Amendments and Supplements

        The Indenture contains provisions permitting Swing-N-Slide and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than two-thirds in aggregate principal amount of the outstanding Debentures, Swing-N-Slide and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder of outstanding Debentures affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Debenture, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Debenture or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Debentures, or adversely affect the right to convert any Debenture as provided in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver provided for in the Indenture, or (iii) modify any of the provisions relating to amendments and supplements with consent of Holders or waiver of past default provisions, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debenture affected thereby. Assuming that all $3,333,333 principal amount of Debentures are issued hereunder, GreenGrass will, after it exchanges its First Series Debentures for Second Series Debentures governed by the Indenture, possess at least approximately 64% of all Debentures governed by the Indenture. See "Risk Factors -- Controlling Interest in the Company and the Indenture."

   Satisfaction and Discharge

        The Indenture will cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of the Debentures expressly provided for in the Indenture), and the Trustee, on the demand of and at the expense of Swing-N-Slide, must execute proper instruments acknowledging satisfaction and discharge of the Indenture, when (1) either (i) all Debentures authenticated and delivered (other than
   (x) Debentures which have been destroyed, lost or stolen and which have been replaced or repaid and (y) Debentures for whose payment money has been deposited in trust or segregated and held in trust by Swing-N-Slide and thereafter repaid to Swing-N-Slide or discharged from such trust) have been delivered to the Trustee for cancellation; or (ii) all such Debentures not delivered to the Trustee for cancellation (A) have become due and payable; (B) will become due and payable at their Stated Maturity within one year; or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Swing-N-Slide; and Swing-N-Slide, in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Debentures not delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debentures which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;
   (2) Swing-N-Slide has paid or caused to be paid all other sums payable under the Indenture by Swing-N-Slide; and (3) Swing-N-Slide has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for the satisfaction and discharge of the Indenture have been complied with.

   Trustee

        The name of the Trustee is Firstar Bank Milwaukee, N.A.

   Certain Definitions

        "Affiliate" of any specified person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

        "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

        "Debt" of any Person means at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person as lessee under leases which are or may be capitalized under generally accepted accounting principles, (iv) all Debt of others secured by a lien on any asset of such Person, whether or not such Debt is assumed by such Person, or (v) all Debt of others for the payment of which such Person is responsible or liable as obligor, guarantor or otherwise.

        "Interest Payment Date" means the Stated Maturity of an installment of interest on the Debentures.

        "Maturity" when used with respect to any Debenture means the date on which the principal of such Debenture becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Newco Indebtedness" means the principal, premium, if any, and unpaid interest on indebtedness for money borrowed by Newco and guaranteed by Swing-N-Slide (at any time and from time to time), whether outstanding on the date hereof or hereafter, and all renewals, extensions and refundings of any such Debt; provided, however, that the following shall not constitute Newco Indebtedness: any Debt which by its terms refers explicitly to the Debentures issued hereunder and states that such Debt shall not be senior in right of payment thereto.

        "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President or Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company or other counsel acceptable to the Trustee.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agent or political subdivision thereof.


        "Redemption Date," when used with respect to any Debenture to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

        "Redemption Price" when used with respect to any Debenture to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Regular Record Date" for the interest payable on any Interest Payment Date means the April 1st or the October 1st (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

        "Responsible Officer," when used with respect to the Trustee, means any officer of the Trustee assigned by the Trustee to administer its corporate trust matters and also means, with respect to a particular trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

        "Senior Indebtedness" means all Debts, obligations and liabilities of Swing-N-Slide arising under the guarantee by Swing-N-Slide of the Newco Indebtedness, whether such guarantee is outstanding on the date hereof or hereafter, and all renewals, replacements and extensions thereof. The Indenture does not restrict the Company's ability to incur additional "Senior Indebtedness" or indebtedness senior to the Debentures other than "Senior Indebtedness" as defined herein. See "Risk Factors--Substantial Indebtedness."

        "Stated Maturity," when used with respect to any Debenture or any installment of interest thereon, means the date specified in such Debenture as the fixed date on which the principal of such Debenture or such installment of interest is due and payable.

        "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Swing-N-Slide or by one or more other Subsidiaries, or by Swing-N-Slide and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                          DESCRIPTION OF CAPITAL STOCK

        Debentures are convertible, under the terms and conditions of the Indenture, into Common Stock (as defined below). See "Description of Debentures." Swing-N-Slide has 31,750,000 authorized shares of capital stock, divided into three classes as follows: 25,000,000 shares, par value $0.01 per share, of common stock (for purposes of this section, the "Common Stock"), 1,750,000 shares, par value $0.01 per share, of Class B Common Stock (the "Class B Common Stock"), and 5,000,000 shares, par value $0.01 per share of Preferred Stock (the "Preferred Stock"). As of the date hereof, 7,908,964 shares of Common Stock were issued and outstanding, and no shares of Class B Common Stock or Preferred Stock were issued or outstanding. All outstanding shares of Common Stock are fully paid and nonassessable (except as otherwise provided by law).

   Common Stock

        Holders of Common Stock are entitled to one vote per share on all matters which, pursuant to the Delaware General Corporation Law (the "DGCL"), require the approval of Swing-N-Slide's stockholders. Holders of Class B Common Stock have no right to vote on any matters to be voted on by Swing-N-Slide's stockholders. GreenGrass' ownership of approximately 68% of the currently issued and outstanding Common Stock (approximately 72% if GreenGrass converted all $5,853,007 aggregate principal amount in First Series Debentures into Common Stock and if GreenGrass exercised its right to purchase 50,000 shares under its warrant), along with GreenGrass' potential ownership of at least approximately 64% of the Debentures governed by the Indenture, give it effective control over Swing-N-Slide. See "Risk Factors--Controlling Interest in the Company and the Indenture."


        In the event of a liquidation, dissolution or winding up of Swing-N-Slide, holders of Common Stock and Class B Common Stock are entitled to participate ratably in all distributions after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock, if any. Holders of Common Stock and Class B Common Stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock and Class B Common Stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. But see "Risk Factors-- No Dividends."

        Shares of Common Stock can be converted into shares of Class B Common Stock by "Regulated Stockholders" (defined in Swing-N-Slide's Amended and Restated Certificate of Incorporation to mean stockholders who, among other things, are subject to Regulation Y of the Board of Governors of the Federal Reserve System). Currently, there are no Regulated Stockholders. Each holder of Class B Common Stock can convert it into Common Stock under certain circumstances described in the Amended Certificate of Incorporation. Currently, there are no holders of Class B Common Stock.


        The rights, preferences, and privileges of Common Stock and Class B Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which Swing-N-Slide may designate and issue in the future.

   Preferred Stock

        The Board of Directors of Swing-N-Slide is authorized to provide for the issuance by Swing-N-Slide of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations, and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereon, liquidation preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of any series of Preferred Stock may have an adverse effect on the rights of holders of Common Stock, and could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Swing-N-Slide. Swing-N-Slide has no present plans to issue any shares of Preferred Stock.

   Section 203 of the Delaware Law

        Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, subject to certain exceptions. A Delaware corporation may "opt out" from the application of
   Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. Swing-N-Slide has "opted out" from the application of Section 203. Swing-N-Slide's election not to be governed by Section 203 will not, however, apply to any business combination between Swing-N-Slide and any person who became an interested stockholder on or prior to June 18, 1992.

   Certain Certificate of Incorporation and Bylaw Provisions

        The Amended and Restated Certificate of Incorporation (the "Amended Certificate of Incorporation") of Swing-N-Slide provides that the number of directors of Swing-N-Slide shall consist of not less than one and not more than ten, with the exact number to be determined by a vote of a majority of the Board. There are currently seven members of the Board of Directors. Any vacancies on the Board may be filled for the unexpired portion of the term by a majority vote of the remaining directors.

        Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, except as may be limited by the rights of holders of Preferred Stock, a plurality of votes cast thereat shall elect. Except as otherwise provided by law or the Amended Certificate of Incorporation, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto.

        The Amended Certificate of Incorporation prohibits stockholders of Swing-N-Slide from taking action by written consent without a meeting of stockholders. The Amended Certificate of Incorporation provides, with certain exceptions, that meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or the President of Swing-N-Slide, a majority of the Board of Directors, or holders of a majority of the shares of Common Stock. The Amended Certificate of Incorporation and Amended and Restated Bylaws of Swing-N-Slide, as amended (the "Bylaws"), further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders of Swing-N-Slide must be given in the manner provided in the Bylaws, and the Bylaws contain detailed notice requirements relating to nominations and other action.

        Swing-N-Slide may change or repeal any provision contained in the Amended Certificate of Incorporation (except as provided below) and any other provision authorized by the laws of the State of Delaware at the time in force may be added (except as provided below) in the manner prescribed by law. Notwithstanding the foregoing, the affirmative vote of the holders of at least a majority of the voting power of the shares of the then outstanding voting stock of Swing-N-Slide, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles FIFTH (election of directors), EIGHTH (indemnification of directors and officers), NINTH (limiting liability of directors for money damages), or TENTH (stockholders meeting requirements).

        GreenGrass' position as majority stockholder and Debenture holder will, in most instances, allow it to effectively prevent changes of control of the Company without its consent. See "Risk Factors-- Controlling Interest in the Company and the Indenture" and "Risk Factors-- Certain Anti-Takeover Measures."

        The provisions in the Indenture obligating Swing-N-Slide to repurchase the Debentures (and similar provisions with regard to the First Series Debentures) upon the happening of a Contingent Event could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of Swing-N-Slide. See "Description of Debentures" and "Risk Factors--Certain Anti-Takeover Measures."

   Limitation of Liability

        Swing-N-Slide's Amended Certificate of Incorporation provides that directors of Swing-N-Slide shall not be personally liable to Swing-N-Slide or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Swing-N-Slide or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Transfer Agent and Registrar

        The transfer agent and registrar for Swing-N-Slide is First Chicago Trust Company of New York, P.O. Box 13701, Newark, New Jersey 07188.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The discussion set forth in this summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder (the "Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis). Legislative, judicial or administrative changes or interpretations may be forthcoming that could affect the tax consequences to Holders of the Debentures.

        This summary is for general information only and does not purport to address all of the United States federal income tax consequences that may be applicable to the acquisition, ownership and disposition of the Debentures. This discussion assumes that the Debentures will be held as capital assets. The tax treatment of a Holder may vary depending on the Holder's particular situation. For example, certain Holders, including individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and non-U.S. persons, may be subject to special rules not discussed below. A ruling from the Internal Revenue Service ("IRS") on the matters discussed below has not been requested.


        Thus, no assurance can be provided that the statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by each Holder or prospective Holder.

        EACH PROSPECTIVE PURCHASER OF DEBENTURES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, CONVERTING OR DISPOSING OF THE DEBENTURES.

   Original Issue Discount

        Because Swing-N-Slide may issue additional Debentures (the "PIKs") in lieu of paying cash interest on the Debentures on or prior to February 15, 1999, the Debentures are issued with original issue discount within the meaning of Section 1273 of the Code, and no payment of interest on the Debentures is treated as "qualified stated interest." Accordingly, each Holder of a Debenture will recognize, as ordinary income, through the accrual of original issue discount, the full amount of interest with respect to the Debenture and such Holder will not recognize ordinary income upon receipt of a PIK or upon a cash payment of stated interest.
   As discussed below, each Holder of a Debenture will be required to include such original issue discount in income on a constant yield to maturity basis, regardless of the Holder's method of tax accounting.

        The total amount of original issue discount with respect to a Debenture will be the excess of its stated redemption price at maturity over its issue price. The issue price of a Debenture is the first price at which a substantial amount of the Debentures are sold to investors. The stated redemption price at maturity of a Debenture is the sum of all amounts payable over the life of the Debenture (determined as if all interest will be paid in cash and not in PIKs).

        Under the Treasury Regulations, the portion of original issue discount includable in the income of a Holder of a Debenture for any accrual period is equal to the product of (x) the "adjusted issue price" of the Debenture at the beginning of the accrual period and (y) the yield of the Debenture. The "adjusted issue price" of a Debenture is equal to the original issue price, plus any previously accrued original issue discount, minus any cash payments previously made on the Debenture or a PIK issued with respect to such Debenture. An accrual period may be of any length and may vary in length, provided that each accrual period is no longer than one year and April 15 and October 15 in each year occur at the beginning or end of an accrual period.

        Original issue discount as determined above will be allocated ratably to each day in the accrual period, and the amount includable in a Holder's income (whether such Holder is on the cash or accrual method of accounting) with respect to the Debenture will be the sum of the resulting daily portions of original issue discount for each day of the taxable year on which the Holder holds the Debenture. The amount of original issue discount required to be accrued annually with respect to a Debenture will increase each year, reflecting the compounding of original issue discount on the Debenture. In addition, the amount of original issue discount for any accrual period may be greater than the amount of cash payments denominated as interest that are made during the accrual period. Generally, the tax basis of a Debenture in the hands of the Holder will be increased by the amount of any original issue discount on the Debenture that is included in the Holder's income pursuant to these rules and will be decreased by the amount of any cash payments received with respect to the Debenture whether such payments are denominated as principal or interest.

   Market Discount

        If a Holder acquires a Debenture at a market discount (i.e., at a price less than the stated redemption price at maturity of the Debenture), the Debenture is subject to the market discount rules of the Code unless the market discount is de minimis. Market discount is de minimis if it is less than one quarter of one percent of the principal amount of the Debenture multiplied by the number of complete years to maturity after the Holder acquires the Debenture. Debentures that have more than de minimis market discount are herein referred to as "Market Discount Notes."

        Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the Market Discount Note. In addition, the Holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or continued to purchase a Market Discount Note.

        A Holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereon accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by such Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a Holder of a Market Discount Note elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or certain other dispositions of such Market Discount Note and the deferral of interest deductions on indebtedness related to such Market Discount Note would not apply.

   Amortizable Bond Premium

        A Holder that purchases a Debenture for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the Holder's income each year with respect to interest on the Debenture will be reduced by the amount of amortizable bond premium allocable (based on the yield to maturity of the Debenture) to such year. Any election to amortize bond premium shall apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held by the Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the Holder, and is irrevocable without the consent of the IRS.

   Disposition of a Debenture or a PIK

        In general, a Holder of a Debenture will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the Debenture measured by the difference between (i) the amount of cash and the fair market value of property received and (ii) the Holder's tax basis in the Debenture (i.e., such Holder's original purchase price as increased by any original issue discount and market discount previously included in income by the Holder and decreased by any cash payments received with respect to the Debenture). If a Holder has received PIKs in lieu of cash payments of interest on the Debenture and separately disposes of such Debenture or PIK, the tax basis in the Debenture generally will be allocated among the Debenture and the PIKs in proportion to their respective principal amounts. Subject to the original issue discount and market discount rules discussed above, any such gain or loss will generally be long-term capital gain or loss, provided the Debenture had been held for more than 18 months.

   Backup Withholding

        A Holder of a Debenture may be subject to backup withholding at the rate of 31% with respect to interest paid on, original issue discount accrued on, and gross proceeds of a sale of, the Debenture, unless such Holder (a) is a corporation or qualifies under certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of a Debenture who does not provide Swing-N-Slide with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the Holder's federal income tax liability.

        Swing-N-Slide will report to the Holders of the Debentures and the IRS the amount of any "reportable payments" (including any interest paid and any original issue discount accrued on the Debentures) and any amount withheld with respect to the Holders during the calendar year.

   Conversion

        A Holder will not recognize gain or loss on the conversion of the Debentures into Common Stock, except with respect to any cash received in lieu of a fractional share. A Holder who receives cash in lieu of a fractional share will be treated as if he had received the fractional share and Swing-N-Slide simultaneously redeemed the fractional share for the cash payment. Gain or loss recognized on the receipt of cash paid in lieu of such a fractional share generally will be equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share treated as having been redeemed. The holding period of the Common Stock received by the Holder upon conversion of a Debenture will include the period during which the Debenture was held prior to conversion. The Holder's aggregate tax basis in the Common Stock received upon conversion of a Debenture will equal the Holder's aggregate tax basis in the Debentures exchanged therefor (less the allocable portion of the basis attributable to any fractional share exchanged for cash).

        If a Debenture as to which there is accrued market discount not yet recognized in taxable income (see "--Market Discount" above) is converted into Common Stock, such unrecognized accrued discount should carry over to the Common Stock and any gain realized upon the subsequent disposition of such Common Stock will, to the extent of such unrecognized accrued market discount, be taxable as ordinary income.

        A taxable distribution to the Holders of the Common Stock which results in an adjustment of the conversion price of the Debentures may, in certain circumstances, be treated as a deemed distribution to the Holders. In certain other circumstances, the absence of such an adjustment may result in a deemed distribution to the Holders of Common Stock. Such deemed distributions will be taxable as a dividend, as a return of capital, or as a capital gain, depending upon the earnings and profits of the Company.

        THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF DEBENTURES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE DEBENTURES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                                  LEGAL MATTERS

        The validity of the Debentures and Common Stock registered hereunder will be passed upon for Swing-N-Slide by Foley & Lardner, Madison and Milwaukee, Wisconsin.

                                     EXPERTS

        The consolidated financial statements and related consolidated financial statement schedules of Swing-N-Slide Corp. appearing in Swing-N-Slide's Annual Report on Form 10-K for the year ended December 31, 1997, which accompanies this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        No person has been authorized in connection with the Offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.



                                Table of Contents

                                                                         Page

   Available Information . . . . . . . . . . . . . . . . . . . . . . . . .  3

   Incorporation of Certain Documents by Reference . . . . . . . . . . . .  3

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . .  4

   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

   Ratio of Earning to Fixed Changes . . . . . . . . . . . . . . . . . . . 14

   Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . 14

   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

   Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

   Background of Offering  . . . . . . . . . . . . . . . . . . . . . . . . 17

   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . 18

   Description of Debentures . . . . . . . . . . . . . . . . . . . . . . . 21

   Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . 31

   Certain Federal Income Tax Considerations . . . . . . . . . . . . . . . 33

   Legal Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36

   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14.  Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

        Securities and Exchange Commission
        Registration Fee . . . . . . . . . . . . . . . . . . . . .  $1,485.08
        AMEX Listing fee . . . . . . . . . . . . . . . . . . . . . . . $5,000
        Legal fees and expenses  . . . . . . . . . . . . . . . . . $35,000.00
        Accounting fees and expenses . . . . . . . . . . . . . . .  $5,000.00
        Printing and mailing fees  . . . . . . . . . . . . . . . . $10,000.00
        Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . $18,514.92

             TOTAL . . . . . . . . . . . . . . . . . . . . . . . . $75,000.00

   Item 15.  Indemnification of Directors and Officers

        Set forth below is a description of certain provisions of Swing-N-Slide's Amended Certificate of Incorporation and Bylaws and the DGCL, as such provisions relate to the indemnification of the directors and officers of Swing-N-Slide. This description is intended only as a summary and is qualified in its entirety by reference to the Amended Certificate of Incorporation, Bylaws, and the DGCL.

        Swing-N-Slide's Amended Certificate of Incorporation provides that Swing-N-Slide shall, to the full extent permitted by the DGCL, as amended from time to time, indemnify its directors, officers and certain other persons (subject to certain conditions and qualifications) and eliminates the personal liability of its directors to the full extent permitted by
   Section 102(b)(7) of the DGCL, as amended from time to time.

        Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are reasonably entitled to indemnification for such expenses despite such adjudication of liability.

        Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any act or omission occurring prior to the date which such provision becomes effective.

        Swing-N-Slide maintains insurance on behalf of its officers and directors which, subject to certain exceptions, covers liabilities under the Securities Act of 1933.

        Under the Transaction Agreement, Swing-N-Slide is required to indemnify and provide insurance to the officers and directors of Swing-N-Slide and Newco, and to certain other persons (the "Indemnified Persons"). These obligations require, among other things, that: (a) for three years and sixty days after the date on which shares of Common Stock were purchased in the tender offer (the "Purchase Date"), Swing-N-Slide must (subject to certain terms, conditions and qualifications) provide officers' and directors' liability insurance covering each present and former director or officer of Swing-N-Slide or Newco, and fiduciary liability insurance covering each present and former Fiduciary (as defined in the Transaction Agreement), with respect to events, actions and omissions occurring on or prior to the Purchase Date, including any which relate to the transactions contemplated by the Transaction Agreement; (b) for not less than six years after the date on which the tender offer expired, Swing-N-Slide's certificate of incorporation and bylaws shall provide indemnification to the Indemnified Persons on terms no less favorable to the Indemnified Persons than those contained in Swing-N-Slide's Amended Certificate of Incorporation and Bylaws, and Newco's Articles of Incorporation and Bylaws, as in effect on January 4, 1996; and
   (c) proper provision be made so that Swing-N-Slide's successors, assigns and transferees of all or substantially all Swing-N-Slide's assets assume the indemnification and insurance obligations set forth in the Transaction Agreement (without relieving Swing-N-Slide of its obligations thereunder).

   Item 16.  Exhibits

   Exhibit
   Number    Description

   2.(1) Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide.(1)

   2.(2) Amendment No. 1 to Transaction Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide.(2)

   2.(3) Amended and Restated Registration Rights Agreement dated March 13, 1997 between GreenGrass Holdings and Swing-N-Slide.(3)

   2.(4) Stipulation and Order dated February 13, 1996 relating to Barbieri v. Swing-N-Slide Corp., et al., Court of Chancery of the State of Delaware, New Castle County, Civil Action No. 14239.(4)

   2.(5) Amended and Restated Stock Purchase Agreement, dated as of March 13, 1997, by and among Newco, Inc., Game Time, Inc. and Ross D. Siragusa, Jr., John R. Siragusa and Richard D. Siragusa.(5)

   2.(6) Articles of Merger Merging Game Time, Inc. With and Into Newco, Inc., dated as of March 13, 1997.(6)

   2.(7) Memorandum of Understanding dated December 31, 1997 relating to Barbieri v. Swing-N-Slide Corp., et al.

   4.(i)(1) Indenture dated as of March 27, 1998, between Swing-N-Slide and Firstar Trust Company relating to 10% Convertible Subordinated Debentures due 2004.

   4.(i)(2)   Form of Debenture.

   4.(i)(3)   Amended and Restated Certificate of Incorporation of Swing-N-
              Slide.(7)

   5.         Opinion of Foley & Lardner.

   10.(1) Credit Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc., the Lenders party thereto and Fleet National Bank, as lender and agent, together with the notes related thereto.(8)

   10.(2) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and Massachusetts Mutual Life Insurance Company, together with the notes and warrants related thereto.(9)

   10.(3) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Investors, together with the note and warrant related thereto.(10)

   10.(4) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Participation Investors, together with the note and warrant related thereto.(11)

   10.(5) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Value Partners Limited, together with the note and warrant related thereto.(12)

   10.(6) 10% Convertible Subordinated Debenture due 2004, dated February 15, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings (canceled).(4)

   10.(7) 10% Convertible Subordinated Debenture due 2004, dated April 25, 1996, in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings (canceled).(4)

   10.(8) Amended and Restated 10% Convertible Subordinated Debenture due 2004 dated February 15, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(9) Amended and Restated 10% Convertible Subordinated Debenture due 2004 dated April 25, 1996 in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(10) 10% Convertible Subordinated Debenture due 2004 dated April 15, 1996 in the original principal amount of $70,684.93 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(11) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $19,033.75 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(12) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $218,534.20 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(13) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $9,429.51 issued by Swing-N-Slide Corp. to James R. Rastetter.

   10.(14) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $4,714.82 issued by Swing-N-Slide Corp. to Brian K. Zeilinger.

   10.(15) 10% Convertible Subordinated Debenture due 2004 dated April 15, 1997 in the original principal amount of $264,685.49 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(16) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1997 in the original principal amount of $280,068.71 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(17) Swing-N-Slide Corp. Bridge Note, dated as of March 13, 1997, in the principal amount of $2,500,000 (canceled).(13)

   10.(18) Warrant No. 1 for the Purchase of Common Stock of Swing-N-Slide Corp., dated as of March 13, 1997.(14)

   10.(19) Investment Agreement, dated as of March 13, 1997, between Swing-N-Slide Corp. and GreenGrass Holdings.(15)

   10.(20) Employment Agreement dated January 5, 1998 between Swing-N-Slide and Frederic L. Contino.(16)

   10.(21) Consulting Agreement dated September 2, 1997 between Swing-N-Slide and Terry Malone.

   10.(22) Letter Agreement dated November 10, 1997, between Swing-N-Slide and Richard G. Mueller confirming mutual understanding regarding Mueller's resignation effective October 1, 1997 from employment with Swing-N-Slide.

   10.(23) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Curtis Cole.(4)

   10.(24) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Richard Ruegger.(4)

   10.(25) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and David Hammelman.(4)

   10.(26) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Kenneth Jonas.(4)

   10.(27)    Swing-N-Slide Corp. 1996 Incentive Stock Plan.(4)

   10.(28)    Swing-N-Slide Corp. Stock Program.(17)

   10.(29) Management Consulting Agreement dated as of February 16, 1996, by and among Newco, Inc., Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management
              Incorporated.(18)

   10.(30) Acquisition consulting agreement relating to GameTime transaction dated as of September 6, 1996, by and among Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(19)

   12.        Statement re Computation of Ratios.

   13.(1)     Annual Report of Swing-N-Slide for the year ended December 31,
              1997.(20)

   13.(2) Current Report on Form 8-K of Swing-N-Slide filed March 21, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 5, 1997.(21)

   21.        Subsidiaries of Swing-N-Slide.(22)

   23.(i)(1)  Consent of Ernst & Young LLP.

   23.(i)(2)  Consent of Foley & Lardner.(23)

   24.        Power of Attorney.

   25.        Statement of Eligibility of Firstar Bank Milwaukee, N.A.

   99.        Form of Subscription Agreement.


   See Exhibit Index below for explanation of footnotes.


   Item 17.  Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1993, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent not more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Janesville, State of Wisconsin on March 27, 1998.

                                 SWING-N-SLIDE CORP.


                                 By:  /s/
                                      Frederic L. Contino
                                      President and Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                 /s/
                                 Frederic L. Contino
                                 President and Chief Executive Officer,
                                 Director
                                 Date:  March 27, 1998



                                 /s/
                                 Richard E. Ruegger, Vice President-Finance,
                                 Chief Financial Officer, Secretary and
                                 Treasurer (Principal Financial and
                                 Accounting Officer)
                                 Date:  March 27, 1998


                                 David S. Evans, Director*
                                 Date:  March 27, 1998


                                 George N. Herrera, Director*
                                 Date:  March 27, 1998



                                 Timothy R. Kelleher, Director*
                                 Date:  March 27, 1998


                                 Terence S. Malone, Director*
                                 Date:   March 27, 1998


                                 Gary A. Massel, Director*
                                 Date:  March 27, 1998


                                 Caroline L. Williams, Director*
                                 Date:  March 27, 1998


   *By:  /s/
        Richard E. Ruegger
        Attorney-in-Fact

                                  EXHIBIT INDEX


   Exhibit
   Number     Description

   2.(1) Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide.(1)

   2.(2) Amendment No. 1 to Transaction Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide.(2)

   2.(3) Amended and Restated Registration Rights Agreement dated March 13, 1997 between GreenGrass Holdings and Swing-N-Slide.(3)

   2.(4) Stipulation and Order dated February 13, 1996 relating to Barbieri v. Swing-N-Slide Corp., et al., Court of Chancery of the State of Delaware, New Castle County, Civil Action No. 14239.(4)

   2.(5) Amended and Restated Stock Purchase Agreement, dated as of March 13, 1997, by and among Newco, Inc., Game Time, Inc. and Ross D. Siragusa, Jr., John R. Siragusa and Richard D. Siragusa.(5)

   2.(6) Articles of Merger Merging Game Time, Inc. With and Into Newco, Inc., dated as of March 13, 1997.(6)

   2.(7) Memorandum of Understanding dated December 31, 1997 relating to Barbieri v. Swing-N-Slide Corp., et al.

   4.(i)(1) Indenture dated as of March 27, 1998, between Swing-N-Slide and Firstar Trust Company relating to 10% Convertible Subordinated Debentures due 2004.

   4.(i)(2)   Form of Debenture.

   4.(i)(3)   Amended and Restated Certificate of Incorporation of Swing-N-
              Slide.(7)

   5.         Opinion of Foley & Lardner.

   10.(1) Credit Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc., the Lenders party thereto and Fleet National Bank, as lender and agent, together with the notes related thereto.(8)

   10.(2) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and Massachusetts Mutual Life Insurance Company, together with the notes and warrants related thereto.(9)

   10.(3) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Investors, together with the note and warrant related thereto.(10)

   10.(4) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Participation Investors, together with the note and warrant related thereto.(11)

   10.(5) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Value Partners Limited, together with the note and warrant related thereto.(12)

   10.(6) 10% Convertible Subordinated Debenture due 2004, dated February 15, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings (canceled).(4)

   10.(7) 10% Convertible Subordinated Debenture due 2004, dated April 25, 1996, in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings (canceled).(4)

   10.(8) Amended and Restated 10% Convertible Subordinated Debenture due 2004 dated February 15, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(9) Amended and Restated 10% Convertible Subordinated Debenture due 2004 dated April 25, 1996 in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(10) 10% Convertible Subordinated Debenture due 2004 dated April 15, 1996 in the original principal amount of $70,684.93 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(11) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $19,033.75 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(12) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $218,534.20 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(13) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $9,429.51 issued by Swing-N-Slide Corp. to James R. Rastetter.

   10.(14) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1996 in the original principal amount of $4,714.82 issued by Swing-N-Slide Corp. to Brian K. Zeilinger.

   10.(15) 10% Convertible Subordinated Debenture due 2004 dated April 15, 1997 in the original principal amount of $264,685.49 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(16) 10% Convertible Subordinated Debenture due 2004 dated October 15, 1997 in the original principal amount of $280,068.71 issued by Swing-N-Slide Corp. to GreenGrass Holdings.

   10.(17) Swing-N-Slide Corp. Bridge Note, dated as of March 13, 1997, in the principal amount of $2,500,000 (canceled).(13)

   10.(18) Warrant No. 1 for the Purchase of Common Stock of Swing-N-Slide Corp., dated as of March 13, 1997.(14)

   10.(19) Investment Agreement, dated as of March 13, 1997, between Swing-N-Slide Corp. and GreenGrass Holdings.(15)

   10.(20) Employment Agreement dated January 5, 1998 between Swing-N-Slide and Frederic L. Contino.(16)

   10.(21) Consulting Agreement dated September 2, 1997 between Swing-N-Slide and Terry Malone.

   10.(22) Letter Agreement dated November 10, 1997, between Swing-N-Slide and Richard G. Mueller confirming mutual understanding regarding Mueller's resignation effective October 1, 1997 from employment with Swing-N-Slide.

   10.(23) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Curtis Cole.(4)

   10.(24) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Richard Ruegger.(4)

   10.(25) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and David Hammelman.(4)

   10.(26) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Kenneth Jonas.(4)

   10.(27)    Swing-N-Slide Corp. 1996 Incentive Stock Plan.(4)

   10.(28)    Swing-N-Slide Corp. Stock Program.(17)

   10.(29) Management Consulting Agreement dated as of February 16, 1996, by and among Newco, Inc., Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management
              Incorporated.(18)

   10.(30) Acquisition consulting agreement relating to GameTime transaction dated as of September 6, 1996, by and among Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(19)

   12.        Statement re Computation of Ratios.

   13.(1)     Annual Report of Swing-N-Slide for the year ended December 31,
              1997.(20)

   13.(2) Current Report on Form 8-K of Swing-N-Slide filed March 21, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 5, 1997.(21)

   21.        Subsidiaries of Swing-N-Slide.(22)

   23.(i)(1)  Consent of Ernst & Young LLP.

   23.(i)(2)  Consent of Foley & Lardner.(23)

   24.        Power of Attorney.

   25.        Statement of Eligibility of Firstar Bank Milwaukee, N.A.

   99.        Form of Subscription Agreement.


   ________________________________________

   (1) Incorporated by reference to Swing-N-Slide's Schedule 14D-9 (File No. 0-20450).

   (2) Incorporated by reference to Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-33049).

   (3) Incorporated by reference to Exhibit 4.28 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC file Number 0-20450).

   (4)  Previously filed.

   (5) Incorporated by reference to Exhibit 2.1 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (6) Incorporated by reference to Exhibit 2.2 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (7) Incorporated by reference to Swing-N-Slide Corp.'s Registration Statement on Form S-8 (Registration No. 33-48735).

   (8) Incorporated by reference to Exhibits 4.1 through 4.10 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (9)  Incorporated by reference to Exhibits 4.11, 4.15, 4.16, 4.20, and
        4.21 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (10) Incorporated by reference to Exhibits 4.12, 4.17 and 4.22 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (11) Incorporated by reference to Exhibits 4.13, 4.18 and 4.23 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (12) Incorporated by reference to Exhibits 4.14, 4.19 and 4.24 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (13) Incorporated by reference to Exhibit 4.26 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (14) Incorporated by reference to Exhibit 4.27 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (15) Incorporated by reference to Exhibit 4.25 of Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 (SEC File Number 0-20450).

   (16) Incorporated by reference to Exhibit 10.4 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 0-20450).

   (17) Incorporated by reference to Swing-N-Slide's Registration Statement on Form S-8 (Registration No. 33-48735).

   (18) Incorporated by reference to Exhibit 10.5 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (19) Incorporated by reference to Exhibit 10.6 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (20) Incorporated by reference to Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997.

   (21) Incorporated by reference to Swing-N-Slide Corp.'s Current Report on Form 8-K filed March 21, 1997 as amended by Amendment No. 1 on Form 8-K/A filed May 5, 1997.

   (22) Incorporated by reference to Exhibit 21 Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997.

   (23) Included in Exhibit 5.